Filed Pursuant to Rule 424(b)(3)
                                                             File No. 333-104777
PROSPECTUS SUPPLEMENT NO. 5
(To Prospectus dated July 2, 2003)


                         CITADEL SECURITY SOFTWARE INC.
                               7,397,810 SHARES OF
                                  COMMON STOCK
                                  ------------

This Prospectus Supplement supplements our Prospectus dated July 2, 2003 and all prior Prospectus Supplements, relating to the offer and sale from time to time by certain of our selling stockholders of up to 7,397,810 shares of our common stock, including up to 2,022,139 shares issuable upon the exercise of common stock warrants and stock options. This Prospectus Supplement should be read in conjunction with, and may not be delivered or utilized without the Prospectus. This Prospectus Supplement is qualified by reference to the Prospectus, except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus and any prior Prospectus Supplement.

On November 14, 2003 the Company issued and filed its quarterly report on Form 10-QSB for the three and nine months ended September 30, 2003, attached as Annex A and a current report on Form 8-K that includes a press release announcing the financial results for the three and nine months ended September 30, 2003 and updated forward-looking information for the quarter and year ending December 31, 2003 attached as Annex B.

                                  ------------


              This Prospectus Supplement is dated November 14, 2003.

                                   ANNEX A


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  FORM 10-QSB

(MARK ONE)
[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2003

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     FOR THE TRANSITION PERIOD FROM _________ TO _________

                        COMMISSION FILE NUMBER: 000-33491

                         CITADEL SECURITY SOFTWARE INC.
        (EXACT NAME OF SMALL BUSINESS ISSUER AS SPECIFIED IN ITS CHARTER)

               DELAWARE                                  75-2873882
    (STATE OR OTHER JURISDICTION OF                   (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)                  IDENTIFICATION NO.)

              8750 CENTRAL EXPRESSWAY, SUITE 100, DALLAS, TX 75231
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                                 (214) 520-9292
                          (ISSUER'S TELEPHONE NUMBER)

Indicate by check mark whether the issuer (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes[X] No [_]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).
Yes  [ ]   No  [X]

Indicate the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date.

Class                                           Outstanding at November 13, 2003

Common Stock, Par value $.01 per share                      27,714,086


Transitional Small Business Disclosure Format         Yes [_]   No [X]

                         CITADEL SECURITY SOFTWARE INC.
                                  FORM 10-QSB
                    QUARTERLY PERIOD ENDED SEPTEMBER 30, 2003
                                TABLE OF CONTENTS



                                                                           Page
PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

     Balance Sheets

          as of September 30, 2003 (unaudited) and December 31, 2002          3

     Unaudited Statements of Operations

          for the three and nine months ended September 30, 2003 and 2002     4

     Unaudited Statements of Cash Flows

          for the three and nine months ended September 30, 2003 and 2002     5

     Notes to Unaudited Interim Financial Statements                          6

Item 2. Management's Discussion and Analysis of Financial
          Condition and Results of Operations                                16

Item 3. Controls and Procedures                                              38

PART II. OTHER INFORMATION


Item 1.      Legal Proceedings                                               39

Item 2.      Changes in Securities and Use of Proceeds                       39

Item 6.      Exhibits and Reports on Form 8-K                                41

Signatures                                                                   42

PART  1  -  FINANCIAL  INFORMATION

ITEM  1.  FINANCIAL  STATEMENTS


                         CITADEL SECURITY SOFTWARE INC.
                                 BALANCE SHEETS

                                                              September 30,
                                                                  2003         December 31,
                                                               (Unaudited)         2002
                                                             ---------------  --------------
                            ASSETS
                            ------
CURRENT ASSETS
  Cash and cash equivalents                                   $    247,344   $     12,829
  Accounts receivable-trade, less allowance
   of $35,000 and $20,000                                          735,489        166,665
  Notes receivable from employees                                   43,301        201,000
  Debt issuance costs, net of accumulated
   amortization of $111,242                                        222,483             -
  Prepaid expenses and other current assets                         67,355         56,197
                                                              ------------   ------------
  Total current assets                                           1,315,972        436,691

PROPERTY AND EQUIPMENT, net of
  accumulated depreciation of $1,143,245
  and $1,005,503                                                   581,707        432,461

CAPITALIZED SOFTWARE DEVELOPMENT COSTS, net of
  accumulated amortization of $2,941,275
  and $2,671,257                                                 1,654,841        651,554
OTHER ASSETS                                                        17,243         17,243
                                                              ------------   ------------
  TOTAL ASSETS                                                $  3,569,763   $  1,537,949
                                                              ============   ============

                      LIABILITIES AND STOCKHOLDERS' DEFICIT
                      -------------------------------------
CURRENT LIABILITIES
  Accounts payable and accrued expenses                       $  1,714,787   $  1,416,196
  Payroll tax obligations                                          218,239        788,562
  Accrued compensation                                             253,570        265,440
  Deferred revenue                                                 312,056        150,193
  Convertible notes payable to shareholders, net of
   unamortized debt discount of $1,489,644 and $47,083           1,292,356        402,917
  Notes and advances payable to related parties                    157,360        841,541
                                                              ------------   ------------
  Total current liabilities                                      3,948,368      3,864,849

COMMITMENTS AND CONTINGENCIES

PREFERRED STOCK, $.01 par value per share;
  1,000,000 shares authorized; no shares issued
  or outstanding
COMMON STOCK, $.01 par value per share;
  50,000,000 shares authorized; 23,277,050 and
  15,255,577 shares issued and outstanding                         232,770        152,555
ADDITIONAL PAID-IN CAPITAL                                      35,810,458     28,889,332
ACCUMULATED DEFICIT                                            (36,421,833)   (31,368,787)
                                                              ------------   ------------
STOCKHOLDERS' DEFICIT                                             (378,605)    (2,326,900)
                                                              ------------   ------------
  TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                 $  3,569,763   $  1,537,949
                                                              ============   ============

The accompanying notes are an integral part of these financial statements.

                                    CITADEL SECURITY SOFTWARE INC.
                                  UNAUDITED STATEMENTS OF OPERATIONS


                                                   Three Months Ended          Nine Months Ended
                                                      September 30,              September 30,
                                                   2003          2002          2003          2002
                                               ------------  ------------  ------------  ------------
Revenue
  License fees                                 $   619,034   $   442,630   $ 1,492,638   $   955,996
  Customer support and services                    110,900        40,827       290,287        74,188
                                               ------------  ------------  -----------  ------------
  Total revenue                                    729,934       483,457     1,782,925     1,030,184

Costs of revenue
  Software amortization                            133,566        39,470       270,018        73,146
  Customer support and services costs              129,395        81,220       186,505        81,220
  Shipping and other costs                          16,837           162        35,289         3,788
                                               ------------  ------------  ------------  ------------
  Total costs of revenue                           279,798       120,852       491,812       158,154

Operating expenses
  Selling, general and administrative expense    1,574,336       849,168     4,444,441     2,254,545
  Product development expense                       51,390        74,207       211,606       220,308
  Depreciation expense                              58,548         6,749       137,742        30,183
                                               ------------  ------------  ------------  ------------
  Total operating expenses                       1,684,274       930,124     4,793,789     2,505,036
                                               ------------  ------------  ------------  ------------
  Operating loss                                (1,234,138)     (567,519)   (3,502,676)   (1,633,006)

Interest expense                                (1,169,206)      (16,566)   (1,289,870)      (18,566)
Other expense                                      (35,500)           -        (35,500)           -
Write-off of note receivable from related party         -             -       (225,000)           -
                                               ------------  ------------  ------------  ------------
Loss before income taxes                        (2,438,844)     (584,085)   (5,053,046)   (1,651,572)

Provision for income taxes                               -             -             -            -
                                               ------------  ------------  ------------  ------------
Net loss                                       $(2,438,844)  $  (584,085)  $(5,053,046)  $(1,651,572)
                                               ============  ============  ============  ============

Net loss per share - basic and diluted         $     (0.11)  $     (0.04)  $     (0.24)  $     (0.12)
                                               ============  ============  ============  ============

Weighted average shares outstanding -
    basic and diluted                           22,498,271    14,417,678    20,725,220    13,572,286
                                               ============  ============  ============  ============

The accompanying notes are an integral part of these financial statements.

                              CITADEL SECURITY SOFTWARE INC.
                            UNAUDITED STATEMENTS OF CASH FLOWS

                                                                    Nine Months Ended
                                                                      September 30,
                                                                   2003          2002
                                                               ------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES
      Net loss                                                 $(5,053,046)  $(1,651,572)
      Adjustments to reconcile net loss to net cash
        used in operating activities:
          Depreciation and amortization                            407,761       103,328
          Provision for returns, allowances and bad debts           15,000        17,375
          Amortization of debt discount
            recognized as interest expense                         111,242         8,084
          Common stock, warrants and stock options
            issued for services                                    244,210            -
          Beneficial conversion feature of convertible debt
            recognized as interest expense                         641,219            -
          Common stock issued in conjunction with convertible
            debt recognized as interest expense                    480,375            -
          Write-off of note receivable from related party          225,000            -
      Changes in operating assets and liabilities
          Accounts receivable                                     (583,824)     (449,644)
          Prepaid expenses and other current assets                (11,158)       52,011
          Other assets                                                  -          7,408
          Accounts payable and accrued expenses                    381,260       608,703
          Payroll tax obligations                                 (570,323)      520,284
          Accrued compensation                                     (11,870)      338,932
          Deferred revenue                                         161,863       178,500
                                                              ------------   -----------
      NET CASH USED IN OPERATING ACTIVITIES                     (3,562,291)     (266,591)

CASH FLOWS FROM INVESTING ACTIVITIES
      Purchases of property and equipment                         (286,988)      (90,386)
      Capitalized software development costs                    (1,273,306)     (402,226)
      Payment received on note receivable                          201,000            -
      Issuance of note receivable to CT Holdings                  (225,000)           -
                                                              ------------   ------------
      NET CASH USED IN INVESTING ACTIVITIES                     (1,584,294)     (492,612)

CASH FLOWS FROM FINANCING ACTIVITIES
      Proceeds from notes and advances from
        related parties                                            872,119       656,400
      Payments on notes and advances from
        related parties                                         (1,306,300)     (351,200)
      Proceeds from notes payable to shareholders                2,570,000       240,000
      Payments on notes payable to shareholders                   (275,000)      (40,000)
      Net proceeds from sales of common stock                    2,397,467         2,000
      Net proceeds from exercise of warrants                     1,122,814             -
      Net contribution from Parent                                      -        200,131
                                                              ------------   ------------
      NET CASH PROVIDED BY FINANCING ACTIVITIES                  5,381,100       707,331
                                                              ------------   ------------
      Net (decrease) increase in cash
        and cash equivalents                                       234,515       (51,872)
      Cash and cash equivalents at the beginning
        of the period                                               12,829        75,030
                                                              ------------   ------------
      Cash and cash equivalents at the end
        of the period                                          $   247,344   $    23,158
                                                              ============   ============


The accompanying notes are an integral part of these financial statements.

                              CITADEL SECURITY SOFTWARE INC.
                            UNAUDITED STATEMENTS OF CASH FLOWS
                                         continued

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid                                                  $    41,161   $       -
                                                               ===========   ===========

Income taxes paid                                              $        -    $       -
                                                               ===========   ===========

Non-cash financing items:
   Exercise of stock options in exchange for
    note payable plus accrued interest
    due former director                                        $   276,000   $       -
                                                               ===========   ===========
   Conversion of note payable plus accrued interest
    into shares of common stock                                $   232,000   $       -
                                                               ===========   ===========
   Note payable issued for financing fees
    recorded as debt issuance costs                            $   212,000   $       -
                                                               ===========   ===========
   Warrants to purchase common stock issued with convertible
    note payable recorded as debt issuance cost                $   121,725   $       -
                                                               ===========   ===========
   Beneficial conversion feature of convertible notes
    payable recorded as debt discount                          $ 1,489,660   $       -
                                                               ===========   ===========
   Common stock issued with convertible notes payable
    recorded as debt discount                                  $ 1,020,645   $       -
                                                               ===========   ===========
Note receivable from employee in exchange for exercise
   of stock options                                            $    42,500   $       -
                                                               ===========   ===========

Note payable issued as settlement of accounts payable          $    50,000   $       -
                                                               ===========   ===========

The accompanying notes are an integral part of these financial statements.

CITADEL SECURITY SOFTWARE INC.
NOTES TO FINANCIAL STATEMENTS FOR THE THREE
AND NINE MONTHS ENDED SEPTEMBER 30, 2003 (unaudited)

NOTE  A  -  NATURE  OF  BUSINESS  AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Interim  Financial  Statements

These unaudited financial statements have been prepared on the historical cost basis in accordance with accounting principles generally accepted in the United States and in the opinion of management, reflect all adjustments (consisting of normal, recurring adjustments) necessary to present fairly, the financial position, results of operations and cash flows of Citadel Security Software Inc. ("Citadel" or the "Company"). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States have been condensed or omitted pursuant to rules and regulations promulgated by the Securities and Exchange Commission (the "Commission").

The unaudited interim financial statements presented for all periods prior to May 17, 2002 include the accounts of CT Holdings, Inc.'s ("CT Holdings") security software operations. The Company began operations as a separate standalone company immediately following the distribution of Citadel's common stock to the shareholders of CT Holdings on May 17, 2002 as discussed below. Prior to May 17, 2002 certain of CT Holdings' assets, liabilities and expenses were allocated to Citadel based on an estimate of the proportion of amounts allocable to Citadel, utilizing such factors as revenue, number of employees, and other relevant factors. In the opinion of management, the allocations have been made on a reasonable and consistent basis for the periods presented. Management believes that all amounts allocated to Citadel are a reasonable representation of the costs that would have been incurred if Citadel had performed these functions as a standalone company. These financial statements should be read together with the audited financial statements and notes thereto for the years ended December 31, 2002 and 2001, included in Citadel's Form 10-KSB on file with the Securities and Exchange Commission ("SEC"). In the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation have been included.

The  Distribution

Citadel was incorporated under the laws of the state of Delaware in December 1996 as a wholly owned subsidiary of CT Holdings. In November 2001, the board of directors of CT Holdings approved the spin-off of Citadel through the declaration of a pro rata dividend distribution to the holders of record of the outstanding shares of CT Holdings common stock (the "Distribution"). The Company set May 6, 2002 as the record date and May 17, 2002 as the Distribution Date. The Distribution consisted of one (1) share of Citadel common stock for every four (4) shares of CT Holdings common stock (the Distribution Ratio) held by CT Holdings shareholders as of May 6, 2002. Following the Distribution, Citadel became an independent company. CT Holdings has no continuing ownership interest in Citadel. The Distribution is intended to be a tax free distribution for U.S. federal tax purposes although there is no assurance that the transaction will be tax free to CT Holdings or to shareholders receiving the dividend.

Description  of  Business

Citadel develops, markets, and licenses security software solutions that address network security inside the firewall, a growing segment within the software industry. The Company's security software products are typically licensed for perpetual use on standalone personal computers or on single or multiple networks, across single or multiple customer computing sites. The Company's software products, Hercules(R), WinShield(R)Secure PC(TM) and NetOFF(TM), provide flexibility and scalability to network security administrators for automating vulnerability management, including remediation, and for managing security policies within computing environments. These security software solutions run on servers and workstations to provide controlled management of the remediation process of network security vulnerabilities and to secure computers and networks against unauthorized configuration changes, unapproved software installations, insecure accounts, backdoors, software defects and other causes of network security vulnerabilities in computing systems.

Liquidity

The Company has incurred recurring operating losses, negative cash flow from operations, has a cash balance at September 30, 2003 of approximately $247,000, a significant deficiency in working capital of approximately $2,600,000 and a stockholders' deficit of approximately $379,000. The Company has received a report from its independent auditors for its year ended December 31, 2002 containing an explanatory paragraph that describes the uncertainty regarding its ability to continue as a going concern due to recurring operating losses and working capital deficiency. The Company's primary cash flow strategy is to increase cash flow from the execution of the operating plan which relies primarily upon the fees to be received from the licensing of Hercules and the ability to obtain cash from financing alternatives including the transactions described below.

The net proceeds received from the transactions described below, the conversions of the Notes and the exercise of warrants (See Note H - Subsequent Events) and management's forecast of revenue and results of operations for the remainder of the year ending December 31, 2003 and 2004 are expected to provide sufficient working capital for the next twelve months, however timing of the revenue and the subsequent cash receipts cannot be assured. There can be no assurance that management's execution of its operating plan and additional financing strategies will be successful or that other actions may not become necessary that will require the Company to raise additional capital.

In January, 2003, the Company entered into subscription agreements with 20 accredited investors (the "Accredited Investors") for the sale of (i) 3,275,000 shares of common stock for gross proceeds of $2,625,000 (before approximately $228,000 of placement agent, legal and accounting fees) and (ii) warrants to buy 1,637,500 shares of common stock with an exercise price of $1.50 per share. Warrants for 245,625 shares of common stock with an exercise price of $1.18 per share were issued to the placement agent upon the closing of the transaction. The expiration date of the warrants was the earlier of January 2006 or the date 10 days after the Company provides notice to the holders that the trading price of the Company's common stock exceeds $2.40 for a period of 10 days. The net proceeds from this transaction were used to fund operations and reduce liabilities including related party debt.

On April 21, 2003, the Company issued 1,637,500 new warrants to the Accredited Investors plus 245,625 new warrants to the placement agent and its assignees (collectively the "New Warrants"). The exercise price of the warrants issued to the investors and the placement agent in the January 2003 private placement (the "Prior Warrants") was reduced from $1.50 to $0.80 per share for a period that ended on May 6, 2003. Accredited Investors, the placement agent and the placement agent's assignees holding Prior Warrants to purchase 1,560,559 shares of Citadel common stock exercised their Prior Warrants, for aggregate gross proceeds of approximately $1,248,000 to Citadel (before approximately $126,000 of placement agent, legal and accounting fees). As a result, of their exercise of the Prior Warrants, the expiration date of the New Warrants was extended from May 6, 2003 to the earlier of April 1, 2006 or the date 10 days after the Company provides notice to the holders that the trading price of the Company's common stock exceeds $2.40 for a period of 10 days. The net proceeds of the transaction were used for general working capital purposes. New Warrants to purchase 1,560,559 shares of Citadel common stock are outstanding at September 30, 2003. The New Warrants have an exercise price of $1.27 per share (the closing market price on April 17, 2003, the last trading date prior to issuance of the New Warrants). The remaining 322,566 New Warrants that were issued on April 21, 2003 expired unexercised on May 6, 2003. On May 6, 2003, the period to exercise the Prior Warrants at a reduced price expired, 112,500 unexercised Prior Warrants issued to the Accredited Investors returned to an exercise price of $1.50 per share and 210,066 unexercised Prior Warrants issued to the placement agent returned to an exercise price of $1.18 per share. The Prior Warrants remain outstanding at September 30, 2003.

Upon closing of this transaction, the placement agent received additional warrants to purchase 39,014 shares of Citadel common stock, based on a rate of 2.5% of 1,560,559 of New Warrants that were outstanding on May 6, 2003. The placement agent's additional warrants have a per share exercise price of $1.80, the closing price of Citadel common stock on May 6, 2003 and have a five year term.

On September 2, 2003 the Company closed a bridge loan financing transaction receiving gross proceeds of approximately $2,120,000 and issued 12% Senior Promissory Notes (the "Notes") to a limited number of accredited investors (the "Noteholders"). The Notes and accrued interest are due the sooner of 90 days after issuance or 10 days after the Company receives at least $2,000,000 in proceeds from the sale of equity. The net proceeds of the bridge loans will be used for general working capital purposes. In addition, the Noteholders received approximately 848,000 restricted shares of common stock of the Company. The Notes principal and accrued interest may be converted into shares of common stock of the Company (the "converted Shares") at a conversion price of $1.25 per share at the option of the Noteholder at any time prior to maturity. In addition, two notes issued to shareholders in July 2003, with an aggregate principal amount of $400,000, were granted substantially the same conversion rights as the Noteholders. See Note H - Subsequent Events for discussion of the conversion of the Notes subsequent to September 30, 2003.

In the event of a default, for each month in default, the Noteholders will receive warrants to purchase one half of one share for every dollar of principal amount loaned, with an exercise price of $0.50 per share. The placement agent received a fee of approximately $ 212,000 plus warrants to purchase 125,000 shares of common stock at $1.25 per share which have the same rights as the warrants the Noteholders may receive in the event of default. The $212,000 fee plus approximately $50,000 of unpaid fees, unrelated to the Notes, were rolled into a 12% note payable due 90 days after issuance with the same terms and conditions as the Notes. The Company granted piggyback registration rights to the Noteholders and the Placement Agent in connection with the private placement.

Use  of  Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

Revenue  Recognition

The Company's customers consist of large and small corporations, healthcare organizations, financial institutions and government and educational agencies. The Company's revenue recognition policies comply with Statement of Position
(SOP) 97-2, "Software Revenue Recognition," as amended by SOP 98-9 and Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements". License revenue is recognized when persuasive evidence of a sale arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable. Customer support contracts provide the customer the right to telephone support, software updates, point releases of new features and functionality and vulnerability remediation updates on a when and if available basis. Customer support contracts do not include explicit rights to new versions of the software or new products. Customer support contracts are sold separately from the license and the related revenue is recognized ratably over the term of the support contract. The Company's products are typically licensed separately and are not typically bundled with professional services, training or other products and services. Should additional products or services be grouped together as an offering, revenue would be allocated to the components based on vendor specific objective evidence and recognized separately for each component in accordance with SOP 97-2, SOP 98-9 and SAB 101. Customers may download the Company's products from its website, obtain a license from Citadel's direct sales organization, or license products through promotions or agreements with independent third party resellers. The Company's products are not licensed through retail distribution channels. A customer may return a product only under very limited circumstances during the first thirty days from shipment for a replacement if the media is damaged or for a full refund if the software does not perform in accordance with written specifications. Accordingly, the Company records a provision for returns against license revenue in the same period the revenue is recorded. The provision is estimated based on historical product returns and other known data as well as market and economic conditions. An allowance for returns, allowances and bad debts of $35,000 has been recorded at September 30, 2003. This estimate may fluctuate from period to period due to factors including but not limited to the value of actual returns, the average dollar value of licenses granted in the period and the relative product revenue volume for the period.

Current reseller agreements do not provide for a contractual right of return, future price concessions, or minimum purchase commitments. Payment is not contingent upon the reseller's future licensing of products. Revenue generated from products licensed through various marketing channels where the right of return might explicitly or implicitly exist is reduced by reserves for estimated product returns. Such reserves are estimates developed by management based on returns history and current economic and market trends. Management determined that no reserve for returns from resellers was required at September 30, 2003 or at December 31, 2002.

The Company also offers its Hercules product to customers under two-year subscription licenses. The customer may renew the subscription at the end of the two-year term or may convert the subscription into a perpetual use license at any time for an additional fee. Under the subscription license the customer receives the right to use Hercules, to post sale customer support and to the vulnerability updates for the term of the subscription and as long as the customer meets its payment obligation. The subscription fee payment is generally due in equal payments at the beginning of the subscription term and then on each anniversary date thereafter. Revenue from subscriptions is recognized ratably over the term of the subscription. If a customer fails to adhere to the payment terms of the subscription, the revenue recognized is limited to the ratable recognition of the amount of payments actually received. No subscription revenue was recognized in the three or nine months ended September 30, 2003 or 2002.

The Company's product development strategy is structured around the current and future releases of Microsoft Windows operating system, as well as new and existing versions of UNIX and Linux operating systems. The May 2003 release of Hercules 2.0 supports versions of UNIX-Solaris and Linux-Red Hat operating system platforms. The operating systems supported are well established and the Company believes that this cross platform strategy reduces the potential exposure to product obsolescence due to rapid changes in customer preferences or technological obsolescence due to the introduction of new operating systems or computing products. However, it is possible that these factors may change in the future as the Company's business model is adapted to changes in technology, changes in customer buying patterns and changes in the software industry's revenue licensing models.

Software  Development  Costs

In accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," internally-generated software development costs associated with new products and significant enhancements to existing software products are expensed as incurred until technological feasibility has been established. Software development costs not qualifying for capitalization are recorded as product development expense. Capitalized software development costs, including purchased software, if any, are amortized using the greater of the revenue method or the straight-line method generally with useful lives of three years or less. At each balance sheet date the Company evaluates the estimated net realizable value of each software product and when required, records write-downs of net book value to net realizable value of any products for which the net book value is in excess of net realizable value. The net realizable value is the estimated future gross revenue of each product reduced by the estimated future costs of completing and disposing of that product, including the costs of performing completing in process development and customer support. The Company determined that no write-down of capitalized software development costs was required during the three or nine months ended September 30, 2003 and 2002 or at December 31, 2002. A summary of the costs and expenses discussed above is presented in the following table:

                                                 Three Months Ended          Nine Months Ended
                                                    September 30,              September 30,
                                                 2003          2002         2003          2002
                                             ------------  ------------  -----------  ------------
    Product development expense, net of
      capitalized software development costs  $  51,390     $  74,207   $   211,606     $ 220,308
    Capitalized software development costs      370,537       135,549     1,273,306       402,226
    Software amortization expense               133,566        39,470       270,018        73,146

Net Loss per Common Share

Basic loss per common share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Basic and diluted loss per common share are identical because options and warrants outstanding are antidilutive and are therefore excluded from the computation of diluted earnings per share. For the three and nine months ended September 30, 2003, the weighted average number of Citadel shares was 22,498,271 and 20,725,220, respectively. The effect of Citadel stock options for 6,124,500 shares of Citadel common stock and 2,147,139 Citadel warrants outstanding at September 30, 2003 have been excluded from the weighted average shares computation as they are antidilutive.

For the three months ended September 30, 2002, the weighted average number of Citadel shares outstanding was 14,417,678. The effect of Citadel stock options for 3,524,000 shares of Citadel common stock outstanding at September 30, 2002 have been excluded from the weighted average shares computation as they are antidilutive.

For the nine months ended September 30, 2002 the weighted average number of shares was calculated using the weighted average number of CT Holdings shares from January 1, 2002 through the

Distribution on May 17, 2002 divided by the Distribution Ratio plus the weighted average number of Citadel shares outstanding following the Distribution through September 30, 2002. This resulted in a blended weighted average number of shares outstanding of 13,572,286 for the nine months ended September 30, 2002. The effect of 3,960,850 CT Holdings options and 2,351,601 CT Holdings warrants outstanding at May 17, 2002, the Distribution Date, plus 3,524,000 Citadel options outstanding at September 30, 2002, have been excluded from the weighted average shares computation for the three and nine months ended September 30, 2002 as they are antidilutive.

Stock-Based  Compensation

The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" as amended by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123". Under APB Opinion No. 25, compensation expense for employees is based on the excess, if any, on the date of grant, between the fair value of the Company's stock over the exercise price. The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and SFAS No. 148 and Emerging Issues Task Force ("EITF") Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterparty's performance is complete or the date on which it is probable that performance will occur.

If the Company had recognized compensation expense, in accordance with SFAS Nos. 123 and 148, based upon the fair value at the grant date for options granted to employees, officers and directors during the three and nine months ended September 30, 2003 and 2002, the pro forma effect on net loss and net loss per share would have been as follows:

                                                    Three Months Ended          Nine Months Ended
                                                       September 30,              September 30,
                                                   2003          2002          2003          2002
                                               ------------  -----------  ------------  ------------
Net loss
   as reported                                 $(2,438,844)  $ (584,085)  $(5,053,046)  $(1,651,572)
Add: Stock-based employee
   compensation expense included
   in reported net loss                                 -            -             -             -
Deduct: Stock-based employee
   compensation expense
   determined under fair value
   based method                                   (160,046)     (20,550)     (482,605)      (92,653)
                                               ------------  -----------  ------------  ------------
Pro forma net loss                             $(2,598,890)  $ (604,635)  $(5,535,651)  $(1,744,225)
                                               ============  ===========  ============  ============
Net loss per common share - basic and diluted
   As reported                                 $     (0.11)  $    (0.04)  $     (0.24)  $     (0.12)
                                               ============  ===========  ============  ============
   Pro forma                                   $     (0.12)  $    (0.04)  $     (0.27)  $     (0.13)
                                               ============  ===========  ============  ============


NOTE  B  -  PAYROLL  TAX  OBLIGATIONS

The Company has timely filed its federal and state employer and employee payroll tax forms during the nine months ended September 30, 2003 and the years ended December 31, 2002 and 2001 but until the third quarter of 2003 had fallen behind in the payment of those taxes. During the quarter ended September 30, 2003, the Company remitted approximately $412,690 of back taxes, interest and penalties and is now current on all payroll tax obligations. The payroll tax obligation amount of $218,239 represents payroll taxes accrued at September 30, 2003 that will be remitted in the fourth quarter of 2003.

NOTE  C  -  NOTES  AND  ADVANCES  PAYABLE

Notes payable to shareholders consist of the following:

                                                       September 30,    December 31,
                                                           2003             2002
                                                       -------------    ------------
12% Senior Convertible Promissory Notes                $  2,120,000       $      -
12% Convertible Note Payable                                262,000              -
8% Convertible Note payable due October 31, 2003            200,000              -
8% Convertible Note payable due October 31, 2003            200,000              -
8% Note payable due February 11, 2003                            -          200,000
8% Note payable due May 16, 2003                                 -          250,000
                                                       ------------       ---------
                                                          2,782,000         450,000
Unamortized debt discount                                (1,489,644)        (47,083)
                                                       ------------       ---------
                                                       $  1,292,356       $ 402,917
                                                       ============       =========


On September 2, 2003 the Company closed a bridge loan financing transaction receiving gross proceeds of $2,120,000 and issued 12% Senior Convertible Promissory Notes (the "Notes") to a limited number of accredited investors (the "Noteholders"). The Notes and accrued interest are due the sooner of 90 days after issuance or 10 days after the Company receives at least $2,000,000 in proceeds from the sale of equity. The net proceeds of the bridge loans will be used for general working capital purposes. In addition, the Noteholders received 848,000 restricted shares of common stock of the Company. The fair value of the shares of approximately $783,079 was recorded as debt discount and amortized over the terms of the notes into interest expense. Approximately $261,026 of debt discount related to the Notes was recorded as interest expense in the three and nine months ended September 30, 2003.

The Notes principal and accrued interest may be converted into shares of common stock of the Company (the "Converted Shares") at a conversion price of $1.25 per share at the option of the Noteholder at any time prior to maturity. The difference between the effective conversion price and the fair market value of the underlying shares of approximately $1,147,479 was recorded as debt discount and is being amortized into interest expense over the terms of the Notes. Approximately $382,493 of debt discount was recorded as interest expense during the three months ended September 30, 2003. In the event of default, for each month in default, the Noteholders will receive warrants to purchase one half of one share for every dollar of principal amount loaned, with an exercise price of $0.50 per share.

The placement agent received a fee of $212,000 plus warrants to purchase 125,000 shares of common stock at $1.25 per share and have the same rights as the warrants the Noteholders may receive in the event of default. The fee of $212,000 plus the fair value of the warrants of approximately $121,725 was recorded as debt issuance costs and is being amortized to interest expense over the term of the Notes of which approximately $111,242 was recognized as interest expense in the three and nine months ended September 30, 2003. On September 4, 2003, the $212,000 fee plus $50,000 of unpaid fees, unrelated to the Notes, were rolled into a 12% convertible note payable due 90 days after issuance with the same terms and conditions as the Notes. In conjunction with this note, the Company issued 104,800 shares of common stock to the placement agent having a relative fair value of approximately $98,250. The note plus accrued interest is convertible into shares of common stock of the Company at a conversion price of $1.25 per share. The difference between the effective conversion price and the fair market value of the underlying shares of approximately $150,650 was recorded as debt discount and is being amortized over the term of the note. Approximately $50,217 of debt discount was recorded as interest expense during the three months ended September 30, 2003. The Company granted piggyback registration rights to the Noteholders and the placement agent in connection with the private placement.

On July 16, 2003 the Company entered into a $200,000, 8% note payable originally due September 1, 2003, that was personally guaranteed by the Company's Chief Executive Officer. The note is convertible into 200,000 shares of common stock at a conversion price of $1.00 per share. The fair value of the conversion feature of approximately $118,187 was recorded as debt discount and was fully amortized as interest expense in the three months ended September 30, 2003. In the event of payment default the note would accrue interest at 18% per annum. In conjunction with this note, the Company issued 50,000 shares of common stock in exchange for $500 in cash. The relative fair value of the shares of approximately $50,687 was recorded as interest expense during the three and nine months ended September 30, 2003. The due date of the note was later extended by the noteholder to October 31, 2003 and 30,000 additional shares of common stock were issued to the noteholder in exchange for $300. The Company recorded debt discount of $39,450 representing the difference between the proceeds of $300 and the relative fair value of the 30,000 shares of common stock. The debt discount is being amortized to interest expense.

On July 17, 2003 the Company entered into a $250,000 8% note payable originally due September 17, 2003 that was personally guaranteed by the Company's Chief Executive Officer. A principal payment of $50,000 was made in August 2003. In conjunction with this note, the Company issued 50,000 shares of its common stock for $500, to be offset against accrued interest. The Company recorded a note discount of approximately $49,679 representing the difference between the proceeds of $500 and the relative fair value of the stock. This discount was fully amortized to interest expense in the three months ended September 30, 2003. The maturity date was later extended to October 31, 2003 and the Company agreed to give the noteholder a right to convert the note plus accrued interest into shares of common stock at a conversion price of $1.25 per share. The difference between the effective conversion price and the fair market value of the shares of approximately $73,344 was recorded as a debt discount and is being amortized to interest expense over the term of the note of which approximately $36,671 was charged to interest expense during the three months ended September 30, 2003.

On September 11, 2002 the Company entered into a $200,000 8% note payable due January 11, 2003 that was personally guaranteed by the Company's Chief Executive Officer. The due date was later extended by the noteholder to February 11, 2003. In the event of payment default the note would accrue interest at 18% per annum and at the option of the noteholder, all unpaid principal and interest would become convertible into shares of common stock of the Company at a conversion rate of $0.30 per share. In conjunction with this note, the Company entered into a stock purchase agreement with the principals of the entity holding the note payable. Under this agreement the Company sold 200,000 shares of its common stock for $2,000, or $0.01 per share. The Company recorded unamortized debt discount of $64,666 representing the difference between the proceeds of $2,000 and the relative fair value of the stock and amortized the debt discount over the term of the note. The Company recognized $24,250 of debt discount as interest expense in the nine months ended September 30, 2002. The note was repaid in February 2003.

On December 9, 2002 the Company entered into a $250,000 8% note payable due May 16, 2003 that was personally guaranteed by the Company's Chief Executive Officer. In conjunction with this note, the Company entered into a stock purchase agreement with the noteholder and issued 50,000 shares of its common stock for $500, or $0.01 per share, offset against accrued interest. The Company recorded a note discount of $8,611 representing the difference between the proceeds of $500 and the relative fair value of the stock. This discount has been amortized over the term of the note and is included in interest expense. In January 2003, the Company repaid $25,000 of the principal balance of the note. In April 2003, the noteholder entered into an agreement with the Company to convert the note plus accrued interest into 243,862 shares of common stock at a conversion price of $0.95 per share. The difference between the conversion price and the fair value of the shares on the conversion date of approximately $54,000 has been charged to interest expense during the nine months ended September 30, 2003.

Notes and advances payable to related parties consist of the following:

                                             September 30,    December 31,
                                                 2003            2002
                                              ----------     ------------
8% Note payable to a former director
    due July 31, 2002                         $       -       $  250,000
8% Demand note payable to an officer              20,000         270,000
8% Note payable to an officer
    due February 28, 2003                             -          300,000
Non-interest bearing advance from
    an officer due on demand                     137,360          21,541
                                               ---------      ----------
                                              $  157,360      $  841,541
                                              ==========      ==========

On June 13, 2002, the Company entered into an 8% note payable for $250,000 due July 31, 2002 with a former director of the Company. In February, 2003 the former director exercised stock options for 862,500 shares of the Company's common stock using the note plus accrued interest of $26,000 through the date of exercise as payment of the aggregate exercise price of $276,000. On November 5, 2002 the Company entered into a $270,000 secured promissory note due on demand and a $300,000 8% note payable due February 28, 2003 to the Company's Chief Executive Officer. Both notes were secured by all of the Company's copyrights, trademarks, patents and intellectual property under patent application. In the event of default, including the failure to pay any principal or interest by the Company or the payment of any obligations of the Company for which the CEO has personally guaranteed, the notes would become immediately due and payable and shall bear interest at 18% per annum. In February, 2003 the Company paid $550,000 against the principal balance of notes payable and the security interest in the intellectual property was released.

NOTE  D  -  COMMON  STOCK  AND  WARRANTS  ISSUED

In January 2003, the Company entered into subscription agreements with the Accredited Investors for the sale of (i) 3,275,000 shares of common stock for gross proceeds of $2,625,000 (before approximately $228,000 of legal, accounting and placement agent fees) and (ii) warrants to buy 1,637,500 shares of our common stock. The warrants have an exercise price of $1.50 per share, expire in three years and may be terminated by the Company, at its option, when the closing market price of the Company's common stock has closed at or above $2.40 per share for ten consecutive trading days. In addition, the placement agent received warrants to purchase 245,625 shares of common stock at $1.18 per share, the closing per share price of common stock on May 6, 2003, and have a five year term.

On April 21, 2003, the Company issued 1,637,500 of new warrants to the Accredited Investors plus 245,625 new warrants to the placement agent and its assignees (collectively the "New Warrants"). The exercise price of the warrants issued to the investors and the placement agent in the January 2003 private placement (the "Prior Warrants") was reduced from $1.50 to $0.80 per share for a period that ended on May 6, 2003.

In May 2003, Accredited Investors, the placement agent and the placement agent's assignees holding Prior Warrants to purchase 1,560,559 shares of Citadel common stock exercised their Prior Warrants, for aggregate gross proceeds of approximately $1,248,000 to Citadel (before approximately $126,000 of placement agent, legal and accounting fees). As a result of their exercise of the Prior Warrants, the expiration date of the New Warrants was extended from May 6, 2003 to the earlier of April 1, 2006 or the date 10 days after the Company provides the holders notice that the closing market price of the Company's common stock has closed at or above $2.40 per share for ten consecutive trading days. New Warrants to purchase 1,560,559 shares of Citadel common stock are outstanding at September 30, 2003. The New Warrants have an exercise price of $1.27 per share (the closing market price on April 17, 2003, the last trading date prior to issuance of the New Warrants). The remaining 322,566 New Warrants that were originally issued on April 21, 2003 expired unexercised on May 6, 2003. On May 6, 2003, the period to exercise the Prior Warrants at a reduce price expired, 112,500 unexercised Prior Warrants issued to the Accredited Investors returned to an exercise price of $1.50 per share and 210,066 unexercised Prior Warrants issued to the placement agent returned to an exercise price of $1.18 per share. These Prior Warrants remain outstanding at September 30, 2003. In addition, the placement agent received warrants to purchase 39,014 shares of Citadel common stock, based on a rate of 2.5% of 1,560,559 of New Warrants that were outstanding on May 6, 2003. The placement agent's warrants have a per share exercise price of $1.80, the closing price of Citadel common stock on May 6, 2003 and have a five year term. The proceeds of the transaction were used for general working capital purposes. The Company filed a registration statement on Form SB2 to register the shares issued in the private placement, the shares issued upon the exercise of Prior Warrants and the shares underlying the New Warrants and Prior Warrants outstanding at May 6, 2003.

As discussed in Note C, in September 2003, the Company issued 953,000 shares of common stock plus warrants to purchase 125,000 shares of common stock in a bridge loan financing transaction. See discussion in Note F related to additional shares issued related to pre-Distribution obligations of CT Holdings.

Pursuant to the terms of the investment banking agreement, each month, the placement agent received a fee of $10,000 plus warrants for 10,000 share of common stock. The agreement was modified after the completion of the bridge loans and the issuance of monthly warrants was eliminated from the monthly fee. During the nine months ended September 30, 2003 the Company issued warrants for 80,000 shares of common stock to the placement agent. The fair value of the warrants of approximately $64,140 was recorded as a consulting fees included in selling general and administrative expense.

During the nine months ended September 30, 2003 the Company issued 127,502 shares of common stock resulting from the exercise of employee stock options.
In addition, 63,000 shares of common stock plus stock options for 75,000 shares of common stock were issued for services rendered by consultants to the Company. The fair value of the shares of common stock and options was approximately $144,570. During the three months ended September 30, 2003, the Company issued 25,000 shares of stock, with a fair value of approximately $35,500, to a former employee in settlement of a claim for compensation.

NOTE  E  -  RELATED  PARTY  TRANSACTION

In April 2003, a CT Holdings legal claim associated with a lawsuit was settled for $225,000 in cash. Citadel advanced $225,000 to CT Holdings in return for a demand note payable bearing interest at 12% per year and a release for any potential claims pertaining to the CT Holdings litigation. Since CT Holdings has a significant cash deficiency and stockholder's deficit this demand note receivable has been fully reserved in the second quarter of 2003 as there can be no assurance that this note will be collected. This charge is classified as "Write-off note receivable from related party" in the accompanying Unaudited Statements of Operations.

NOTE  F  -  COMMITMENT  TO  ISSUE  SHARES OF COMMON STOCK RELATED TO CT HOLDINGS

On April 1, 2002, prior to the Distribution, CT Holdings entered into a $600,000 non-interest bearing convertible note payable due April 1, 2003 to a shareholder. The note payable was convertible, at the option of the shareholder, into a maximum of 2,700,000 shares of CT Holdings common stock and 675,000 shares of Citadel common stock. In February 2003, the note was converted by the noteholder and 675,000 shares of the Company's common stock were issued to the noteholder.

On May 1, 2002, prior to the Distribution, CT Holdings reserved 1,050,000 shares of its common stock (together with dividends and distributions on these shares) for issuance in connection with the settlement of certain of its liabilities. CT Holdings had reached agreements in principle regarding the settlements and at September 30, 2003 the Company had completed negotiations with all but two parties. During the quarter ended September 30, 2003, the Company issued 106,250 shares of its common stock that had been held for issuance to the parties to the settlements. At September 30, 2003, 156,250 shares of common stock are held in reserve to issue if and when CT Holdings enters into a final settlement agreement with the remaining parties.

In June 2001, two directors of CT Holdings, including the Company's CEO, funded and guaranteed CT Holdings' participation in a bank bridge loan of an affiliate of CT Holdings. In consideration for this funding and guarantees, CT Holdings agreed to permit the directors to exchange up to 5,000,000 affiliate company shares into up to 6,000,000 shares of CT Holdings' common stock including a right to any dividends. The exercise of this exchange right will require Citadel to issue up to 1,500,000 shares of Citadel common stock. The exercise of this exchange right is conditional upon compliance with first refusal and co-sale rights by the affiliated company and its majority shareholder.

NOTE  G  -  COMMITMENTS  AND  CONTINGENCIES

Legal  Proceedings

In June 2000, Tech Data Corporation filed suit against CT Holdings, alleging a breach of a Software Distribution Agreement with CT Holdings. The lawsuit is styled Tech Data Corporation v. Citadel Technology, Inc. (now known as CT Holdings), and was filed in Dallas County Court at Law No. 2. Because CT Holdings was not properly served, Tech Data obtained a default judgment for approximately $101,000. When CT Holdings discovered the default judgment, it filed and won a motion to set aside this judgment. In June 2001, Tech Data properly served CT Holdings. CT Holdings answered and demanded binding arbitration pursuant to the agreement. The parties filed a Joint Motion to Arbitrate in December 2001. The judge granted this motion, and the matter was referred to binding arbitration in the fourth quarter of 2002. In the first quarter of 2003 Tech Data obtained an arbitration award of approximately $72,000 plus interest at the applicable rate under Florida law from January 3, 2000 until January 10, 2003, together with attorney's fees of $3,500, and interest on those sums at 10% per year from February 10, 2003 until the amounts are paid as a result of the arbitration. Tech Data has filed a motion to revive the abated lawsuit to enforce the arbitration award. Tech Data has filed a motion to appoint a receiver for CT Holdings that is set for November 21, 2003. The parties are in negotiations to settle this claim prior to November 21, 2003 however there can be no assurance that a settlement may be reached. As part of the Distribution, the Company assumed payment responsibility for this lawsuit. The Company has an accrued liability of approximately $101,000 recorded relating to this litigation at September 30, 2003 and December 31, 2002.

The Company may become involved from time to time in litigation on various matters which are routine to the conduct of the business. The Company believes that none of these actions, individually or in the aggregate, will have a material adverse effect on our financial position or results of operations, though any adverse decision in these cases or the costs of defending or settling such claims could have a material adverse effect on our business.

NOTE  H  -  SUBSEQUENT  EVENTS

In October 2003, the Company received an order for approximately $4.7 million for licensing and customer support services of its Hercules product. The Company expects to recognize $3.9 million of revenue in the fourth quarter of 2003 and expects the Company's cash flow from operating activities to increase upon the collection of the receivable related to this order.

As of November 12, 2003 holders of approximately $2,520,000 principal amount of the Notes had elected to convert the Notes plus accrued interest into approximately 2,104,000 shares of common stock.

As discussed in Note D, the New Warrants and the Prior Warrants may be terminated by the Company, at its option, when the closing market price of the Company's common stock has closed at or above $2.40 per share for ten consecutive trading days. On October 31, 2003 the closing market price of the Company's common stock exceeded $2.40 for the previous ten days and as a result, the Company notified the warrant holders of its intent to terminate the warrants on November 10, 2003. During the ten day notice period, the holders of 322,566 Prior Warrants and 1,560,559 New Warrants may exercise the warrants or allow them to expire. On November 10, 2003 proceeds of approximately $2,403,000 were received from the exercise of warrants for 1,882,980 shares of stock. In addition, warrants for 99,014 shares of common stock were exercised by the placement agent for approximately $133,000 of cash proceeds.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This report on Form 10-QSB contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Citadel Security Software Inc. ("Citadel" or the "Company") bases these forward-looking statements on its expectations and projections about future events, which Citadel has derived from the information currently available to it. In addition, from time to time, Citadel or its representatives may make forward-looking statements orally or in writing. Furthermore, forward-looking statements may be included in Citadel's filings with the Securities and Exchange Commission or press releases or oral statements made by or with the approval of one of their executive officers. For each of these forward-looking statements, Citadel claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to future events or Citadel's future performance, including but not limited to:

     - benefits resulting from the spin-off from CT Holdings, Inc. ("CT Holdings") in May 2002;

     -    possible  or  assumed  future  results  of  operations;

     -    future  revenue  and  earnings;  and

     -    business  and  growth  strategies.

Forward-looking statements are those that are not historical in nature, particularly those that use terminology such as may, could, will, should, likely, expects, anticipates, contemplates, estimates, believes, plans, projected, predicts, potential or continue or the negative of these or similar terms. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statements. These risks and uncertainties include, but are not limited to, the following important factors with respect to Citadel:

     (1) the uncertainty of general business and economic conditions, including the potential for a more severe slowdown in business and governmental expenditures on information technology and software;

     (2)  the impact of competition, both expected and unexpected;

     (3)  adverse developments, outcomes and expenses in legal proceedings;

     (4) the risk that underlying assumptions or expectations related to the Distribution prove to be inaccurate or unrealized;

     (5) the Company's inability to realize the anticipated benefits of strategic and operational initiatives related to increased productivity, new product development, technological advances, and the achievement of sales growth across the business segments; and

     (6)  those described under Risk Factors.

Forward-looking statements are only predictions and speak only as of the date they are made. Readers are cautioned not to place undue reliance on forward-looking statements. The forward-looking events discussed in this report on Form 10-QSB and other statements made from time to time by Citadel or its representatives may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about Citadel. Except for their ongoing obligations to disclose material information as required by the federal securities laws, Citadel is not obligated to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report on Form 10-QSB and in other statements made from time to time by Citadel or its representatives might not occur.

CRITICAL  ACCOUNTING  POLICIES

The discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America
(GAAP). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate these estimates, including those related to bad debts, returns and allowances, software capitalization and technological obsolescence, payroll tax obligations, and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

We have identified below the accounting policies, revenue recognition and software costs, related to what we believe are most critical to our business operations and are discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results.

REVENUE  RECOGNITION

Our revenue recognition policies are in compliance with Statement of Position
(SOP) No. 97-2, "Software Revenue Recognition," as amended by SOP 98-9, and Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." We recognize revenue from licensing of our products when persuasive evidence of a sale arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable. Post sale customer support contracts provide the customer the right to telephone support, software updates, vulnerability remediation updates and software point release updates on a when and if available basis. Customer support contracts do not grant rights to new versions or new products. Customer support contracts are sold separately from the license and the related revenue is recognized ratably over the term of the customer support contract.

Our products and support services are typically sold separately and are not bundled with professional services, training or other products and services. Should we group additional products or services together as an offering, revenue would be allocated to the components based on vendor specific objective evidence ("VSOE") and recognized based on the fair value of that component had each been sold separately. In determining VSOE, management considers several factors that include price lists, historical transactions with similar terms and conditions and the interpretation of the contractual agreement. These factors may vary from customer to customer due to such factors as differences in the final negotiated terms, unexpected changes in customer deployment schedules or unplanned changes in end user systems or personnel, among other factors that could affect the timing or makeup of the bundled products and services. If any of these factors are misinterpreted, the result could be an error in the amount or period of the revenue recognized. Our Hercules product is available to our customers under a two-year subscription license in addition to a perpetual license. A subscription license may be renewed at the end of the two-year term or it may be converted into a perpetual use license at any time for an additional fee. Under the subscription license the customer receives the right to use the product, has access to post sale customer support and receives remediation signature updates for the term of the subscription and for as long as the customer meets its payment obligation. The subscription fee payment is generally due in two equal payments, at the beginning of the subscription term and then on each anniversary date thereafter. Revenue from subscriptions is recognized ratably over the term of the subscription. If a customer fails to adhere to the payment terms of the subscription, the revenue recognized is limited to the ratable recognition of the amount of payments actually received. The timing and recognition of subscription revenue in the second year of the subscription term is subject to estimates of that are not available because we have no experience yet with subscriptions or with the collection history under this licensing model.

The subscription license model offers customers under budget constraints the ability to license Hercules for fees substantially less than the perpetual license fees. This licensing model has the initial effect of lowering our revenue and cash flow as compared to the perpetual model but we believe has a benefit of sustainable recurring revenue and cash flow over the average life of the subscriptions. We believe that this licensing model will not change our cost structure or our obligation to provide post-sale customer support or vulnerability remediation update services. Since this is a new licensing model for us there can be no assurance that we will be successful with this model or that revenue, cash flow or costs may be adversely affected by unknown or unidentified factors.

Customers may obtain a license to our products from our direct sales organization, through promotions or independent resellers. Our customers have a choice to electronically download our software or to have the media and documentation shipped to them directly. A customer may return a product under very limited circumstances during the first thirty days for a replacement if the media is damaged or for a full refund if the software does not perform in accordance with written specifications. Accordingly we record a provision for product returns and allowances against product revenue in the same period the revenue is recorded. The estimates are based on historical product returns, allowances, refunds, average invoice size and other known data as well as market and economic conditions. Software code is inherently subject to program coding errors commonly referred to as software "bugs." Changes in the estimates of product returns could occur should our software experience an unusually high number of bugs. While the product may perform substantially in accordance with written specifications management may decide to allow customers to return product or to incur additional costs to develop a software patch to replace the code causing the bug. While historical returns of product have been minimal there can be no assurance that our historical returns are representative of future returns.

Our products are not sold through retail distribution channels. Resellers and systems integrators generally order product when they receive an order from their end user customer and receive a reseller discount from the list price of the product license and customer support contract. Current reseller agreements do not provide for a contractual right of return, future price concessions, minimum inventory commitments, nor is payment contingent upon the reseller's future sales of our products. If we were to generate revenue through distribution and marketing channels where the right of return exists, explicitly or implicitly, revenue would be reduced by reserves for estimated product returns. Such reserves are estimated based on returns history as well as current economic and market trends. These estimates may change from period to period depending on changes in these and other factors affecting the estimate. Actual results may vary from the estimates.

SOFTWARE  DEVELOPMENT  COSTS

We follow the guidance provided in Statement of Financial Accounting Standards No. 86 "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed" ("SFAS No. 86") regarding the accounting for the costs of developing our products. Purchased software (i.e. software acquired from a third party) is recorded at the lower of acquisition cost or net realizable value. We develop software for licensing to our customers and capitalize software development costs when technological feasibility has been established. Technological feasibility generally occurs at the time a detailed plan is available and programming of the software code may begin. Software development costs not qualifying for capitalization are expensed and classified as product development expense in the statements of operations. Product development expense and the capitalization rate will fluctuate from period to period depending upon the number and status of software development projects that are in process and the related number of people assigned to those projects.

Purchased software and capitalized software development costs are amortized using the greater of the revenue method or the straight-line method with useful lives ranging from one to three years. Software amortization expense is classified in costs of revenue on the statements of operations. Our products operate on or with other third party operating systems and software. When determining the useful life of a product we consider factors such as the current state of the technology, operating systems on which our products function, competitive products and the potential use of our products by the end user. Technological advances in software operating systems and other software technologies on which our products rely may shorten the expected life cycle of some versions of our products. We make an assessment of the useful lives of our products at each balance sheet date. If that assessment determines that a shortened product life has occurred, we amortize the remaining unamortized balances over the new estimated useful life of the product and provide disclosure regarding a change in estimate in the notes to the financial statements pursuant to Accounting Principles Board Opinion No. 20 "Accounting Changes." There were no changes in the estimated lives of any products during the three or nine months ended September 30, 2003 or 2002.

We evaluate the estimated net realizable value of each software product at each balance sheet date. The estimate is based on historical and forecasted net revenue for each product. Net revenue is the sum of product license fees plus fees from post sale support services reduced by the estimated costs of revenue and, if in development, the estimated cost to complete the development of the product. When the net book value exceeds the estimate of net realizable value, we record a write-down to net realizable value on each product affected. Management's ability to achieve its revenue forecast is subject to judgment, competitive pressures, market and economic conditions and management's ability to successfully license its products to its customers. A change in one or more of these factors may influence management's estimates. Accordingly, estimated net realizable values are subject to reductions resulting in corresponding charges for impairment in the future.

RESULTS  OF  OPERATIONS

Three  and  Nine  Months  Ended  September  30,  2003
As  Compared  With  Three  and  Nine  Months  Ended  September  30,  2002

REVENUE

The components of revenue for the three and nine months ended September 30, 2003 And 2002 were as follows:

                                             THREE MONTHS ENDED          NINE MONTHS ENDED
                                               SEPTEMBER 30,               SEPTEMBER 30,
                                              2003       2002            2003        2002
                                          ----------  ----------     -----------  ---------
Revenue from:
  License fees
     Hercules                             $  600,464  $ 300,183      $ 1,011,686  $  337,731
     SecurePC                                 22,020     82,339          411,822     518,371
     NetOFF                                    3,950     60,108           76,530     109,894
  Provision for returns and allowances        (7,400)        -            (7,400)    (10,000)
                                          ----------  ----------      -----------  ----------
                                             619,034    442,630        1,492,638     955,996
  Customer support contracts                 110,760     40,708          281,421      65,869
  Other services                                 140        119            8,866       8,319
                                          ----------  ----------     -----------  -----------
                                          $  729,934  $ 483,457      $ 1,782,925  $1,030,184
                                          ==========  ==========     ===========  ===========

Revenue for the three months ended September 30, 2003 and 2002 was $729,934 and $483,457, respectively, representing an increase of $246,477 or 51% over the three months ended September 30, 2002. The increase is primarily attributed to higher orders received for our Hercules product partially offset by lower orders for Secure PC and NetOFF during the quarter ended September 30, 2003 versus the same quarter in 2002. During the quarter we delivered orders for approximately $849,000 of product and customer support contracts.

After applying revenue recognition criteria, revenue from license fees after a provision for returns and allowances was $619,034 and grew $176,404, or 40%, in the three months ended September 30, 2003 versus the same period in 2002. Demand for our vulnerability management product, Hercules, was up primarily due to the release of version 2.1 which has enhanced features and functionality over the prior versions sold in the third quarter of 2002. A provision for returns in the amount of $7,400 was recorded during the three months ended September 30, 2003 because of the increase of orders in the period even though historically there have been no significant product returns or support contract cancellations. Our assessment of the allowance for bad debts, returns and allowances of approximately $35,000 at September 30, 2003 is that the allowance is adequate based on known facts and circumstances, however there can be no assurance as to the adequacy of the allowance if actual returns, bad debt write-offs or allowances vary significantly from our estimates.

Revenue from customer support contracts was up $70,052, or 172% due to the higher orders during the third quarter of 2003 versus the third quarter of 2002, plus the recognition of previously deferred revenue from higher levels of customer support contracts signed during the past twelve months. During the nine months of 2002 we recognized revenue of approximately $8,200 from two custom development services projects. There were no such fees recognized during the three or nine months ended September 30, 2003. Custom development and other specialized services are not part of our general services offerings and are not expected to be a significant component of total revenue in the future. Included in other services revenue for the nine months ended September 30, 2003 are referral fees of $8,726 received from our partners for referring sales opportunities to them. There were no such fees received in the three months ended September 30, 2003 or the three and nine months ended September 30, 2002. We do not expect that referral fees will become a significant source of future revenue.

Revenue for the nine months ended September 30, 2003 and 2002 was $1,782,925 and $1,030,184, respectively, an increase of $752,741, or 73%. Higher revenue is the result of higher orders during the nine months ended September 30, 2003 versus the nine months ended September 30, 2002 for our

Hercules vulnerability management solution. Orders for Secure PC, our security policy compliance solution and NetOFF, our desktop logoff security solution, were down, resulting in lower revenue from the licensing of these products. As a result, revenue from license fees increased $536,642 or 56%, to $1,492,638 for the nine months ended September 30, 2003 versus $955,996 for the nine months ended September 30, 2002. As explained above, the increase in revenue for the nine months ended September 30, 2003 versus the same period in 2002 was driven primarily by demand for Hercules as well as higher customer support contract fees resulting from higher levels of customer support contracts signed during the past twelve months. We expect that demand for our security products, especially Hercules, will continue to drive higher levels of revenue during the remainder of the year ending December 31, 2003, however there can be no assurance that the higher demand for our products will continue or that we will be successful in achieving the higher levels of revenue projected.

We focus our licensing efforts on industry segments including government, education, healthcare, financial institutions and corporations in all other industry segments. This is due, in part, to the mandates of the Health Insurance Portability and Accountability Act ("HIPAA") for healthcare, Gramm-Leach-Bliley Act for financial services businesses ("GLB"), Federal Information Security Management Act ("FISMA") and government initiatives under the National Strategy to Secure Cyberspace, each of which require certain industries to meet minimum security requirements for the protection of personal, financial and government data. The approximate percentage revenue distributed by the industry segments we target was as follows:

                                          THREE MONTHS ENDED          NINE MONTHS ENDED
                                            SEPTEMBER 30,               SEPTEMBER 30,
                                           2003       2002            2003          2002
                                       ----------  ----------     ------------  ----------
     Healthcare                               9%          67%              21%         41%
     Education                                1%           4%               4%          7%
     Financial services                       0%           0%              19%         32%
     Government                              88%          18%              49%         10%
     All other, primarily corporations        2%          11%               7%         10%

The approximate percentage of total revenue from customers representing 10% or more of total revenue during the three and nine months ended September 30, 2003 and 2002, respectively, was as follows:

                               THREE MONTHS ENDED           NINE MONTHS ENDED
                                  SEPTEMBER 30,               SEPTEMBER 30,
                                2003       2002            2003          2002     Industry Segment
                             ----------  ----------   ------------  ----------    ----------------
Washington Mutual Bank                -           -            19%         33%    Financial
National Science Foundation         25%           -            11%           -    Government
US Air Force                        20%           -             9%           -    Government
Health & Human Services             19%           -             8%           -    Government
US Army Corps of Engineers          11%           -             5%           -    Government
Department of Veteran Affairs        3%         43%             1%         20%    Government

Revenue from U. S. federal government customers was driven by factors including government fiscal year end budget availability and the emphasis on security initiatives in the government sector. We expect that U.S. government agencies will continue to be a significant portion of total revenue for the year ending December 31, 2003 due to the government's initiatives to proactively secure their systems. Subsequent to September 30, 2003 we received a Hercules order for approximately $4.7 million from a government agency. Of that amount, we expect to recognize approximately $3.9 million of license fees and customer support revenue in the fourth quarter of 2003.

Even though we have established a large presence in the government sector in this quarter, we do not rely on recurring revenue from any one customer, group of customers or from a specific industry segment. The timing of customer licensing or the concentration of revenue in one industry is largely dependent upon factors outside of our control including, but not limited to, the customer's information technology budget availability, the general economic and political environment, or the complexity of the customer's purchasing process, such as in the federal government.

COSTS  OF  REVENUE

The  components  of  costs  of  revenue  are  as  follows:

                                             THREE MONTHS ENDED         NINE MONTHS ENDED
                                                SEPTEMBER 30,             SEPTEMBER 30,
                                              2003        2002          2003        2002
                                          ----------  ----------     ---------  ---------
Costs of revenue
  Software amortization                   $  133,566  $   39,470     $ 270,018  $  73,146
  Customer support and services costs        129,395      81,220       186,505     81,220
  Shipping and other costs                    16,837         162        35,289      3,788
                                          ----------  ----------     ---------  ---------
    Total costs of revenue                $  279,798  $  120,852     $ 491,812  $ 158,154
                                          ==========  ==========     =========  =========

Software amortization begins at the time the product or new version of the product is released for licensing. Since the first release of Hercules in March 2002, there have been six releases of new features and functionality including version 2.1 in July 2003. Software amortization expense increased $94,096, or 238%, in the three months ended September 30, 2003 versus the three months ended September 30, 2002. Software amortization expense increased $196,872, or 269%, in the nine months ended September 30, 2003 versus the nine months ended September 30, 2002. These increases are due to higher average balances of amortizable capitalized software development costs during the three and nine months ended September 30, 2003 versus the similar periods in 2002.

Our development plan for the remainder of 2003 includes the development of new features and functionality of our products, including versions of Hercules that address security compliance standards, government mandates and interoperability with additional vulnerability assessment scanners. We expect that software amortization will increase in the fourth quarter of 2003 due to the amortization of the capitalized software development costs associated new point releases of Hercules. In addition, software amortization will vary according to the timing of product releases and the amount of capitalized development costs that become amortizable upon the release of new products and versions.

The comparison of unamortized capitalized software development costs to the net realizable value of the capitalized software at September 30, 2003 of $1,654,841 and December 31, 2002 of $651,554 indicated that the unamortized capitalized software balances at September 30, 2003 and December 31, 2002 did not exceed net realizable value. Accordingly, no write-down was required during the three and nine months ended September 30, 2003 or the year ended December 31, 2002. The net realizable value analysis involves assumptions as to future product revenue and as a result, there can be no assurance that we will successfully achieve those future revenue forecasts or that an unexpected technological change in operating systems or other technologies will not impair the recorded values or require us to change our estimated useful lives in the future.

Under our post sale customer support agreements, a customer receives telephone support and the right to receive software point releases and software updates. In addition to these services, Hercules customers receive updates to the vulnerability remediation signatures via Internet access to our Vflash remediation signature database. Our customer support organization was first formed in July 2002 with the assignment of personnel to the post sale customer support function and the implementation of a customer support ticket tracking system. The customer support costs for the three and nine months ended September 30, 2003 of $129,395 and $186,505, respectively include the salaries, benefits and other direct expenses of the personnel assigned to the post sale customer support function plus similar expenses associated with the team that writes the vulnerability remediation signatures and manages the signature database. The customer support costs for the three and nine months ended September 30, 2002 were $81,220. Prior to July 2002 the costs to write the initial database of vulnerability remediation signatures for the initial release of Hercules were included in product development costs. The post sale customer support activities in periods prior to July 2002 were immaterial and generally not distinguishable from sales and marketing costs.

Shipping and other costs include freight costs, preparation of media and documentation, and third party royalties. In addition, for the three months ended September 30, 2003, the other costs include the costs of acquiring licenses to a third party's vulnerability assessment scanning product for sublicensing to our customers. We provide access to third party products as an adjunct to Hercules and as a convenience to our customer. Revenue from sublicensing of third party products is not a significant part of our operating model or projected revenue and therefore we do not anticipate that the costs associated with the sublicensing of a third party's product to become a significant portion of the costs of revenue. We encourage our customers to download their licensed software programs and related documentation directly from our website. In many cases a limited use evaluation copy is downloaded as part of the technical pre-sales effort prior to the customer committing to license the product. Once the customer issues a purchase order for the license, a permanent license key is provided for the quantity of licenses requested and the time frame for use of the license. This delivery process reduces the costs of shipping and preparation of media and documentation versus traditional media preparation and delivery methods. Shipping and other costs for the three months ended September 30, 2003 and 2002 were $16,837 and $162, respectively and $35,289 and $3,788 for the nine months ended September 30, 2003 and 2002, respectively. Of these costs, third party royalties were $1,300 and $3,400 for the three and nine months ended September 30, 2003. There were not any third party royalties for the three or nine months ended September 30, 2002. We expect that shipping and other costs will vary with revenue levels but will not become a significant component of costs of revenue.

SELLING,  GENERAL  AND  ADMINISTRATIVE  EXPENSES

At September 30, 2003 we employed twenty-four (24) people in sales, marketing and business development, and eight (8) people in finance, administration and general management. This number compares to sixteen (16) people in sales, marketing and business development, and six (6) people in finance, administration and general management at September 30, 2002. The increase in selling, general and administrative expense, as more fully described below, is in part due to the increase in the number of employees and the increase in professional fees directed toward the execution of the marketing and public relations efforts surrounding the marketing and licensing of our vulnerability management product, Hercules.

We incurred selling, general and administrative expenses of $1,574,336 for the three months ended September 30, 2003, versus $849,168 for the three months ended September 30, 2002, representing an increase of $725,168 or 85%. Approximately $250,000 of this increase is attributable to the compensation and employee benefits expenses resulting from the increase in the number of employees. Travel expenses also increased by approximately $127,000, primarily due to the increase in the number of sales and pre-sales support personnel hired to execute our licensing and marketing strategies. Approximately $370,000 of the total increase relates to professional fees associated with trade analyst firms, media relations, investor relations and investment banking services, as well as recruiting fees and routine legal and accounting fees. The remaining increase in selling, general and administrative expense of approximately $65,000 is primarily due to the general increase in telephone, office supplies and other similar overhead expenses associated with the increase in the number of personnel. There was a one time credit of approximately $71,000 for the reversal of an accrual for payroll tax penalties and interest associated with the payment of back taxes.

For the nine months ended September 30, 2003 we incurred selling, general and administrative expenses of $4,444,441. This amount represents an increase of $2,189,896, or 97%, over the selling, general and administrative expense incurred in the nine months ended September 30, 2002 of $2,254,545. The reasons for the increase in selling, general and administrative expense in the nine month period are similar to the three month period. Approximately $831,000 of this increase is attributable to the increase in compensation and employee benefits expenses related to the increase in personnel. Travel expenses increased by approximately $359,000, due to the increase in pre-sales support and sales personnel visiting customers to execute our licensing and marketing strategies. Approximately $870,000 of the total increase relates to professional fees associated with trade analyst firms, media relations, investor relations and investment banking services, as well as recruiting fees and routine legal and accounting fees. The remaining increase in selling, general and administrative expense of approximately $218,000 is primarily due to the general increase in telephone, office supplies and other similar overhead expenses associated with the increase in the number of personnel. The remaining $87,000 of expense relates to the penalties incurred that were associated with the late payment of payroll taxes.

We continue to execute our business plan and accordingly, we expect the number of employees focused on sales, marketing, and business development activities to increase in future periods thereby causing an increase in the related compensation, benefits, travel and indirect overhead expenses including increases in rent and facilities costsWe do not anticipate a large increase in the number of administrative personnel. We will continue to tightly control costs and expenses.

PRODUCT  DEVELOPMENT  EXPENSE

Historically the product development expense and the capitalization rate have fluctuated, and may continue to fluctuate from period to period in the future depending upon the number and status of software development projects that are in process and the related number of employees assigned to those projects. The number of people assigned to and the complexity of the development projects underway during the three and nine months ended September 30, 2003 is greater than for the similar periods in 2002. At September 30, 2003 we employed twenty-five (25) people in development including our Chief Technology Officer. At September 30, 2002 we employed nine (9) people in development. Thus far for the nine months ended September 30, 2003, there have been three version releases of Hercules. During the nine months ended September 30, 2002 the initial version
1.0 of Hercules was released and was followed by three additional versions by September 30, 2002.

We capitalize software development costs at the time technological feasibility is established, which generally occurs at the time the design and analysis plan is completed and followed by the programming activities. The costs and expenses of these activities primarily consist of salaries, benefits and the direct and indirect costs associated with the development staff or the specific development projects. Software development costs also include the cost of third party testing under Common Criteria, ISO 15408, which is required for licensing security products to agencies of the federal government. Costs and expenses that do not qualify for capitalization, such as those incurred in the design and analysis phase of a project, are expensed as product development expenses. During the three months ended September 30, 2003 we incurred $51,390 of product development expense which is net of $370,537 of capitalized software development costs. During the three months ended September 30, 2002 we incurred product development expenses of $74,207 net of $135,549 of capitalized software development costs. Similarly, for the nine months ended September 30, 2003 we incurred $211,606 of product development expense which is net of $1,273,306 of capitalized software development costs. During the nine months ended September 30, 2002 we incurred product development expenses of $220,308 net of $402,226 of capitalized software development costs. The higher level of capitalized software development costs is primarily due to the greater number of software development engineers assigned to capitalizable activities during the three and nine months ended September 30, 2003 versus the three and nine months ended September 30, 2002.

We plan to add development resources to our team as is necessary to execute the development project plan in the future. As a result, capitalized software development costs and product development expense are expected to increase as we continue to add additional software development engineers to the development projects for new products and new versions of our products in the future.

DEPRECIATION  EXPENSE

We recognize depreciation expense for the depreciation of property and equipment. Depreciation expense for the quarter ended September 30, 2003 was $58,548, compared to $6,749 for the three months ended September 30, 2002, an increase of $51,799, or 768%. Similarly, for the nine months ended September 30, 2003 depreciation expense was $137,742 versus $30,183, representing an increase of $107,559, or 356%. We attribute the increase in depreciation for the three and nine months ended September 30, 2003 to higher depreciable balances of property and equipment resulting from higher capital expenditures in prior periods made to support the growth in people and the general information technology infrastructure of the Company.

Our business plan calls for the addition of staff in all departments. Although we had no material commitments for capital expenditures at September 30, 2003 the planned employee additions will require us to increase capital expenditures for computers and network infrastructure improvements and accordingly there will be an increase in capital expenditures and depreciation expense in future periods.

INTEREST  EXPENSE

Interest expense for the three months ended September 30, 2003 was $1,169,206 versus $16,566 for the three months ended September 30, 2002. Interest expense for the nine months ended September 30, 2003 was $1,289,870 versus $18,566 for the nine months ended September 30, 2002. During the three months ended September 30, 2003 we issued interest bearing convertible notes payable for gross proceeds of $2,570,000, a reduction of accounts payable of $262,000 and 1,082,800 shares of common stock. The relative fair value of the shares issued in conjunction with the debt of $1,020,845 was recorded as debt discount. Each of the notes, plus accrued interest, is convertible into shares of common stock at below market conversion prices ranging from $1.00 to $1.25 per share. The fair value of the beneficial conversion feature of $1,489,660 was recorded as debt discount. Debt issuance costs were recorded related to the placement agent fee of $212,000 plus $121,725 representing the fair value of warrants issued to the placement agent for assistance with obtaining the debt financing. Each of these components is being amortized into interest expense over the terms of the notes. In addition to the debt discount recorded in the third quarter of 2003, we amortized to interest expense the debt discount and the fair value of the beneficial conversion feature of notes issued prior to the third quarter of 2003. Prior to 2003 interest expense consisted of interest on notes payable and other interest bearing debt.

The components of interest expense for the three and nine months ended September 30, 2003 and 2002 are summarized as follows:

                                                  Three Months Ended          Nine Months Ended
                                                     September 30,              September 30,
                                                  2003          2002          2003          2002
                                              -----------    ----------    -----------  -----------
Common stock issued in conjunction
   with convertible debt                      $   433,292    $      -      $  480,375           -
Beneficial conversion feature of
  convertible debt                                587,569           -         641,219           -
Amortization of debt issue costs                  111,242           -         111,242           -
Interest on notes payable                          37,103         8,483        57,034       10,483
Interest on other interest bearing debt                -          8,083            -         8,083
                                              -----------    ----------    -----------   ---------
Total interest expense                        $ 1,169,206    $   16,566    $ 1,289,870   $ 18,566
                                              ===========    ==========     ==========   =========

WRITE-OFF  OF  NOTE  RECEIVABLE  FROM  RELATED  PARTY

In April 2003, a CT Holdings legal claim associated with a lawsuit was settled for $225,000 in cash. Citadel advanced $225,000 to CT Holdings in return for a demand note payable bearing interest at 12% per year and a release for any potential claims pertaining to the CT Holdings litigation. Since CT Holdings has a significant cash deficiency and stockholder's deficit this demand note receivable was fully reserved in the second quarter of 2003 as there can be no assurance that this note will be collected.

OTHER  EXPENSE

On September 22, 2003, we issued 25,000 shares to a former employee to settle a claim for unpaid commissions during his employment. The fair value of the shares issued was approximately $35,500.

LIQUIDITY  AND  CAPITAL  RESOURCES

The balance of cash and cash equivalents at September 30, 2003 was approximately $247,000. The net cash used in operating activities of approximately $3,562,000 for the nine months ended September 30, 2003 is principally a result of the net loss of approximately $5,053,000 for the nine months ended September 30, 2003 offset by a decrease in cash resulting from a net change in operating assets and liabilities of approximately $634,000 and an increase in cash resulting from a net non-cash charges of approximately $2,125,000. The net non-cash charges primarily consist of approximately $408,000 of depreciation and amortization, a non-cash charge of approximately $244,000 representing the fair value of common stock and common stock warrants issued in lieu of cash for services, approximately $480,000 of debt discount amortization attributable to the relative fair value of common stock issued in conjunction with notes payable, approximately $641,000 of debt discount amortization resulting from the beneficial conversion feature of notes payable convertible into shares of common stock and approximately $111,000 of amortization of debt issue costs. Also included in non-cash charges is a $225,000 write-off of the note receivable from CT Holdings.

Cash flows used in investing activities during the nine months ended September 30, 2003 were approximately $1,584,000, representing approximately $287,000 for purchases of computer equipment for newly hired employees and improvements to our information technology infrastructure and approximately $1,273,000 of additions to capitalized software development costs related to the

Hercules product development costs. In addition we received $201,000 from the payment of a note receivable and issued a $225,000 note receivable to CT Holdings.

During the nine months ended September 30, 2002 we acquired approximately $91,000 of computers and software and capitalized approximately $402,000 of software development costs resulting in a total of approximately $493,000 of cash used in investing activities. As noted above, expenditures for computer equipment and our expansion of our information technology infrastructure will increase in future periods as we add personnel and continue to execute our business plan. There were no material commitments for new capital expenditures at September 30, 2003.

Cash flows provided by financing activities for the nine months ended September 30, 2003 were approximately $5,381,000. During the nine months ended September 30, 2003 we issued 3,275,000 shares of common stock in return for net proceeds of approximately $2,397,000 and issued 1,560,559 shares of common stock pursuant to the exercise of warrants in return for net proceeds of approximately $1,123,000.

In September 2003, we closed a bridge loan financing transaction receiving gross proceeds of approximately $2,120,000 and issued 12% Senior Promissory Notes to a limited number of accredited investors. The placement agent for this transaction converted their fee of $212,000 and $50,000 of our payables to them into a note payable with the same terms and conversion features as the Notes.

Other shareholders loaned us $450,000 during the nine months ended September 30, 2003 of which $50,000 was repaid. Payments of $225,000 were made against notes payable to shareholders at December 31, 2002 and a principal amount of $225,000, plus accrued interest of approximately $7,000, was converted into 243,862 shares of common stock. The difference between the aggregate conversion price and the fair value of the shares on the conversion date of approximately $54,000 represents a non-cash charge recorded as interest expense.

In addition, we received advances and proceeds from notes payable from related parties of approximately $872,000 and made payments to related parties of approximately $1,306,000 to pay down the advances and notes payable from related parties. During the nine months ended September 30, 2003, a former director exercised stock options for 862,500 shares of the Company's common stock using a $250,000 note payable to the former director plus accrued interest of $26,000 through the date of exercise as payment of the aggregate exercise price of $276,000.

Total cash flows provided from financing activities were approximately $707,000 for the nine months ended September 30, 2002. From January 1, 2002 through the Distribution date on May 17, 2002 we were a subsidiary of CT Holdings and as a result, cash flows provided by financing activities include a contribution from CT Holdings, our parent prior to the Distribution, of approximately $200,000 for the nine months ended September 30, 2002. From the Distribution Date through September 30, 2002 we received approximately $656,000 in proceeds from advances and notes receivable from related parties and $240,000 from the proceeds of note payables issued to shareholders. Payments against notes and advances from related parties were approximately $351,000 and a $40,000 note payable to a shareholder was repaid during the nine months ended September 30, 2002.

As a result of the aforementioned factors, cash and cash equivalents increased by approximately $235,000 for the nine months ended September 30, 2003, versus a decrease of approximately $52,000 for the nine months ended September 30, 2002.

Liquidity

We have incurred recurring operating losses, negative cash flow from operations, have a cash balance at September 30, 2003 of approximately $247,000, a significant deficiency in working capital of approximately $2,600,000 and a stockholders' deficit of approximately $379,000. We have received a report from our independent auditors for the year ended December 31, 2002 containing an explanatory paragraph that describes the uncertainty regarding our ability to continue as a going concern due to recurring operating losses and working capital deficiency. Our primary cash flow strategy is to increase cash flow from the execution of the operating plan which relies primarily upon the fees to be received from the licensing of Hercules and our ability to obtain cash from financing alternatives including the transactions described below. The net proceeds received from the transactions described below, including those transactions that occurred subsequent to September 30, 2003, and management's forecast of revenue and results of operations for the remainder of the year ending December 31, 2003 and 2004 are expected to provide sufficient working capital for the next twelve months, however timing of the revenue and the subsequent cash receipts cannot be assured. There can be no assurance that management's execution of its operating plan and additional financing strategies will be successful or that other actions may not become necessary that will require us to raise additional capital.


In January, 2003, we entered into subscription agreements with 20 accredited investors (the "Accredited Investors") for the sale of (i) 3,275,000 shares of common stock for gross proceeds of

$2,625,000 (before approximately $228,000 of placement agent, legal and accounting fees) and (ii) warrants to buy 1,637,500 shares of common stock with an exercise price of $1.50 per share. Warrants for 245,625 shares of common stock with an exercise price of $1.18 per share were issued to the placement agent upon the closing of the transaction. The net proceeds from this transaction were used to fund operations and reduce liabilities including related party debt.

On April 21, 2003, we issued 1,637,500 new warrants to the Accredited Investors plus 245,625 new warrants to the placement agent and its assignees (collectively the "New Warrants"). The exercise price of the warrants issued to the investors and the placement agent in the January 2003 private placement (the "Prior Warrants") was reduced to $0.80 per share for a period that ended on May 6, 2003. Accredited Investors, the placement agent and the placement agent's assignees holding Prior Warrants to purchase 1,560,559 shares of Citadel common stock exercised their Prior Warrants, for aggregate gross proceeds of approximately $1,248,000 to Citadel (before approximately $126,000 of placement agent, legal and accounting fees). As a result, of their exercise of the Prior Warrants, the expiration date of the New Warrants was extended from May 6, 2003 to April 1, 2006. The net proceeds of the transaction were used for general working capital purposes. New Warrants to purchase 1,560,559 shares of Citadel common stock were outstanding at September 30, 2003. The New Warrants have an exercise price of $1.27 per share (the closing market price on April 17, 2003, the last trading date prior to issuance of the New Warrants). The remaining 322,566 New Warrants that were originally issued on April 21, 2003 expired unexercised on May 6, 2003. On May 6, 2003, the period to exercise the Prior Warrants at a reduced price expired, 112,500 unexercised Prior Warrants issued to the Accredited Investors returned to an exercise price of $1.50 per share and 210,066 unexercised Prior Warrants issued to the placement agent returned to an exercise price of $1.18 per share. The Prior Warrants remained outstanding at September 30, 2003.

Upon closing of this transaction, the placement agent received warrants to purchase 39,014 shares of Citadel common stock, based on a rate of 2.5% of 1,560,559 of New Warrants that were outstanding on May 6, 2003. The placement agent's warrants have a per share exercise price of $1.80, the closing price of Citadel common stock on May 6, 2003 and have a five year term.

The New Warrants and the Prior Warrants outstanding at September 30, 2003 may be terminated by us, at our option, when the closing market price of the our common stock has closed at or above $2.40 per share for ten consecutive trading days. On October 31, 2003 the closing market price of our common stock exceeded $2.40 for the previous ten days and as a result, we notified the warrant holders of our intent to terminate the warrants on November 10, 2003. During that ten day notice period ending November 10, 2003, the holders of 322,566 Prior Warrants and 1,560,559 New Warrants may exercise the warrants or allow them to expire. As of November 10, 2003 proceeds of $2,403,000 were received from the exercise of warrants for 1,882,980 shares of stock. In addition, warrants for 99,014 shares of common stock were exercised by the placement agent for approximately $133,000 of cash proceeds.

On September 2, 2003 we closed a bridge loan financing transaction receiving gross proceeds of approximately $2,120,000 and issued 12% Senior Promissory Notes (the "Notes") to a limited number of accredited investors (the "Noteholders"). The Notes and accrued interest are due the sooner of 90 days after issuance or 10 days after we receive at least $2,000,000 in proceeds from the sale of equity. The net proceeds of the bridge loans will be used for general working capital purposes. In addition, the Noteholders received approximately 848,000 restricted shares of common stock of the Company. The note principal and accrued interest may be converted into shares of common stock of the Company (the "Converted Shares") at a conversion price of $1.25 per share at the option of the Noteholder at any time prior to maturity. In addition, two notes issued to shareholders in July 2003, with an aggregate principal amount of $400,000, were granted substantially the same conversion rights as the shareholders. As of November 12, 2003 holders of approximately $2,520,000 principal amount of the Notes had elected to convert the Notes plus accrued interest into approximately 2,104,000 shares of common stock.

In the event of a default, for each month in default, the Noteholders will receive warrants to purchase one half of one share for every dollar of principal amount loaned, with an exercise price of $0.50 per share. The placement agent received a fee of approximately $ 212,000 plus warrants to purchase 125,000 shares of common stock at $1.25 per share and have the same rights as the warrants the Noteholders may receive in the event of default. The $212,000 fee plus approximately $50,000 of unpaid fees, unrelated to the Notes, were rolled into a 12% note payable due 90 days after issuance with the same terms and conditions as the Notes. The Company granted piggyback registration rights to the Noteholders and the Placement Agent in connection with the private placement.

In October 2003, we received an order from a government agency for approximately $4.7 million for licensing and customer support services of our Hercules product. We expect to recognize approximately $3.9 million of revenue in the fourth quarter of 2003 and expect cash flow from operating activities to increase upon the collection of the receivable related to this order.

                                  RISK  FACTORS

You should carefully consider each of the following risk factors and all of the other information in this report on Form 10-QSB for the three and nine months ended September 30, 2003 and our report on Form 10-KSB for the years ended December 31, 2002 and 2001. The risks and uncertainties described below are not the only ones we will face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. If any of the following risks and uncertainties develops into actual events, our business, financial condition or results of operations could be materially and adversely affected. If that happens, the trading prices of our Shares could decline significantly. The risk factors below contain forward-looking statements regarding our company. Actual results could differ materially from those set forth in the forward-looking statements. See Cautionary Statement Regarding Forward-Looking Statements above.

WE HAVE A HISTORY OF NET LOSSES AND WILL NEED ADDITIONAL FINANCING TO CONTINUE AS A GOING CONCERN.

Liquidity

We have incurred recurring operating losses, negative cash flow from operations, have a cash balance at September 30, 2003 of approximately $247,000, a significant deficiency in working capital of approximately $2,600,000 and a stockholders' deficit of approximately $379,000. We have received a report from our independent auditors for the year ended December 31, 2002 containing an explanatory paragraph that describes the uncertainty regarding our ability to continue as a going concern due to recurring operating losses and working capital deficiency. Our primary cash flow strategy is to increase cash flow from the execution of the operating plan which relies primarily upon the fees to be received from the licensing of Hercules and our ability to obtain cash from financing alternatives including the transactions described above in Management's Discussion and Analysis - "Liquidity and Capital Resources."

OUR OPERATING RESULTS MAY BE ADVERSELY AFFECTED BY THE UNCERTAIN GEOPOLITICAL ENVIRONMENT, AND UNFAVORABLE ECONOMIC AND MARKET CONDITIONS.

Adverse economic conditions worldwide have contributed to a material slowdown in the software business and may continue to adversely impact our business, resulting in:

     - Reduced demand for our products as a result of a decrease in technology spending by our customers and potential customers;

     -    Increased  price  competition  for  our  products;  and

     -    Higher  overhead  costs  as  a  percentage  of  revenue.

Terrorist and military actions may continue to put pressure on economic conditions. If the economic and market conditions in the United States do not improve, or deteriorate further, we may continue to experience material adverse impacts on our business, operating results, and financial condition as a consequence of the above factors or otherwise.

CITADEL STOCKHOLDERS MAY EXPERIENCE SIGNIFICANT DILUTION IF FUTURE EQUITY OFFERINGS ARE USED TO FUND OPERATIONS OR ACQUIRE COMPLEMENTARY BUSINESSES OR AS A RESULT OF OPTION EXERCISES.

If future operations or acquisitions are financed through the issuance of equity securities, Citadel stockholders could experience significant dilution. In addition, securities issued in connection with future financing activities or potential acquisitions may have rights and preferences senior to the rights and preferences of the Citadel Shares.

Citadel has granted options to purchase Citadel Shares to its directors and employees and CT Holdings employees who became Citadel employees, and Citadel will grant additional options in the future. Options to purchase 6,124,500 Citadel Shares and warrants to purchase 2,147,139 Citadel Shares were outstanding on September 30, 2003. The issuance of Citadel Shares upon the exercise of these options and warrants may result in dilution to the Citadel stockholders.

CITADEL HAS VERY LIMITED OPERATING HISTORY AS AN INDEPENDENT PUBLIC COMPANY AND HAS BEEN AND MAY CONTINUE TO BE UNABLE TO OPERATE PROFITABLY AS A STANDALONE COMPANY.

Although CT Holdings and its predecessors have operated as a reporting public company since 1994 and sold security software since 1996, Citadel has a very limited operating history as an independent public company after the Distribution in May 2002. Prior to the Distribution, since the businesses that comprise each of Citadel and CT Holdings were under one ultimate parent, they were able to rely, to some degree, on the earnings, assets, and cash flow of each other for capital requirements. After the Distribution, Citadel has relied solely on the security software business for such requirements. The security software business has operated at a loss in the past for CT Holdings and for Citadel following the Distribution, and there can be no assurance that such losses will not continue or increase. Additionally, Citadel's business relied prior to the Distribution on CT Holdings for various financial, administrative and managerial expertise in conducting its operations. Following the Distribution, Citadel has maintained its own credit and banking relationships and performed its own financial and investor relations functions. While a significant number of key employees of CT Holdings have been employed by Citadel following the Distribution, there can be no assurance that Citadel will be able to successfully put in place the financial, administrative and managerial structure necessary to operate as an independent public company, or that the development of such structure will not require a significant amount of management's time and other resources.

CITADEL'S HISTORICAL FINANCIAL INFORMATION PRIOR TO THE DISTRIBUTION MAY BE OF LIMITED RELEVANCE.

The financial statements of Citadel for periods prior to the Distribution include the accounts of the security software division of CT Holdings' operations and have been prepared on the historical cost basis in accordance with accounting principles generally accepted in the United States and present Citadel's financial position, results of operations, and cash flows as derived from CT Holdings' historical financial statements. Certain CT Holdings assets, liabilities and expenses were allocated to Citadel based on an estimate of the proportion of corporate amounts allocable to Citadel, using such factors as revenue, number of employees, and other relevant factors. In the opinion of Citadel's management, the allocations were made on a reasonable basis. Citadel's management believes that all amounts allocated to Citadel are a reasonable representation of the costs that would have been incurred if Citadel had performed these functions as a stand-alone company.

The historical financial information for periods prior to the Distribution included in this Report does not reflect the results of operations, financial position and cash flows of Citadel in the future and only estimates the results of operations, financial position and cash flows of Citadel had it operated as a separate stand-alone entity during the periods presented. The financial information for periods prior to the Distribution included herein does not reflect any changes that have occurred and may occur in the funding and operations of Citadel as a result of the Distribution.

OUR  EARNINGS  AND  STOCK  PRICE  ARE  SUBJECT  TO  SIGNIFICANT  FLUCTUATIONS.

Due to the factors noted in this Report, our earnings and stock price have been and may continue to be subject to significant volatility, particularly on a quarterly basis. We have previously experienced shortfalls in revenue and earnings from levels expected by investors, which have had an immediate and significant adverse effect on the trading price of our common stock. This may occur again in the future.
IF WE LOSE THE SERVICES OF ANY OF OUR KEY PERSONNEL, INCLUDING OUR CHIEF EXECUTIVE OFFICER OR OUR DIRECTORS, OUR BUSINESS MAY SUFFER.

We are dependent on our key officers, including Steven B. Solomon, our Chairman and Chief Executive Officer, our directors, and our key employees in our finance, technology, sales and marketing operations. Our business could be negatively impacted if we were to lose the services of one or more of these persons.

MEMBERS OF CITADEL'S BOARD OF DIRECTORS AND MANAGEMENT MAY HAVE CONFLICTS OF INTEREST AFTER THE DISTRIBUTION.

Members of the board of directors and management of Citadel own shares of both Citadel and CT Holdings common stock after the Distribution because of their prior relationship and, in some cases, continuing relationships as directors or executive officers with CT Holdings. In addition, following the Distribution, two of the three directors of Citadel are also directors of CT Holdings, and the Chief Executive Officer and Chief Financial Officer of Citadel also continue to serve as Chief Executive Officer and Chief Financial Officer of CT Holdings. These relationships could create, or appear to create, potential conflicts of interest when Citadel's directors and management are faced with decisions that could have different implications for Citadel and CT Holdings. Examples of these types of decisions might include the resolution of disputes arising out of the agreements governing the relationship between CT Holdings and Citadel following the Distribution. Also, the appearance of conflicts, even if such conflicts do not materialize, might adversely affect the public's perception of Citadel following the Distribution.

OUR INDUSTRY IS CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGE AND WE WILL NEED TO ADAPT OUR DEVELOPMENT TO THESE CHANGES.

We participate in a highly dynamic industry characterized by rapid change and uncertainty relating to new and emerging technologies and markets. Future technology or market changes may cause some of our products to become obsolete more quickly than expected.

INTRODUCTION OF NEW OPERATING SYSTEMS MAY CAUSE SIGNIFICANT FLUCTUATIONS IN OUR FINANCIAL RESULTS AND STOCK PRICE.

If we are unable to successfully and timely develop products that operate under existing or new operating systems, or if pending or actual releases of the new operating systems delay the purchase of our products, our future net revenue and operating results could be materially adversely affected. Additionally, as hardware vendors incorporate additional server-based network management and security tools into network operating systems, the demand may decrease for some of our products, including those currently under development.

THE TREND TOWARD CONSOLIDATION IN OUR INDUSTRY MAY IMPEDE OUR ABILITY TO COMPETE EFFECTIVELY.

As consolidation in the software industry continues, fewer companies dominate particular markets, changing the nature of the market and potentially providing consumers with fewer choices. Also, many of these companies offer a broader range of products than us, ranging from desktop to enterprise solutions. We may not be able to compete effectively against these competitors. Furthermore, we may use strategic acquisitions, as necessary, to acquire technology, people and products for our overall product strategy. As part of CT Holdings, we completed a number of acquisitions and dispositions of technologies, companies and products and may acquire and dispose of other technologies, companies and products in the future. The trend toward consolidation in our industry may result in increased competition in acquiring these technologies, people or products, resulting in increased acquisition costs or the inability to acquire the desired technologies, people or products. Any of these changes may have a significant adverse effect on our future revenue and operating results.

WE FACE INTENSE PRICE-BASED COMPETITION FOR LICENSING OF OUR PRODUCTS.

Price competition is often intense in the software market, especially for security software products. Many of our competitors have significantly reduced the price of their products. Price competition may continue to increase and become even more significant in the future, resulting in reduced profit margins.

WE MUST EFFECTIVELY ADAPT TO CHANGES IN THE DYNAMIC TECHNOLOGICAL ENVIRONMENT OF THE INTERNET IN A TIMELY MANNER.

Critical issues concerning the commercial use of the Internet, including security, reliability, cost, ease of use, accessibility, quality of service or potential tax or other government regulation, remain unresolved and may affect the use of the Internet as a medium to distribute or support our software products and the functionality of some of our products. If we are unsuccessful in timely assimilating changes in the Internet environment into our business operations and product development efforts, our future net revenue and operating results could be adversely affected.

WE MAY BE UNSUCCESSFUL IN UTILIZING NEW DISTRIBUTION CHANNELS.

We currently offer products over the Internet, among other channels. We may not be able to effectively adapt our existing, or adopt new, methods of distributing our software products utilizing the rapidly evolving Internet and related technologies. The adoption of new channels may adversely impact existing channels and/or product pricing, which may reduce our future revenue and profitability.

PRODUCT RETURNS MAY AFFECT OUR NET REVENUE.

A customer may return a product under very limited circumstances during the first thirty days from shipment for a replacement if the media is damaged or for a full refund if the software does not perform in accordance with written specifications. Accordingly, the Company records a provision for returns against license revenue in the same period the revenue is recorded. The provision is estimated based on historical product returns and other known data as well as market and economic conditions. An allowance for returns, allowances and bad debts of $26,189 has been recorded at September 30, 2003. In the future this estimate may fluctuate from period to period due to factors including but not limited to the value of actual returns, the average dollar value of licenses granted in the period and the relative product revenue volume for the period. In addition, future returns could exceed the reserves we have established, which could have a material adverse affect on our operating results.

Current reseller agreements do not provide for a contractual right of return, future price concessions, or minimum purchase commitments. Payment is not contingent upon the reseller's future licensing of products. Revenue generated from products licensed through various marketing channels where the right of return might explicitly or implicitly exist is reduced by reserves for estimated product returns. Such reserves are estimates developed by management based on returns history and current economic and market trends. Management determined that no reserve for returns from resellers was required at September 30, 2003, December 31, 2002 or 2001. However, future returns could exceed the reserves we have established, which could have a material adverse affect on our operating results.

OUR INCREASED USE OF SITE LICENSES MAY INCREASE FLUCTUATIONS IN OUR FINANCIAL RESULTS AND COULD AFFECT OUR BUSINESS.

We are increasingly emphasizing licenses to corporations and small businesses through volume licensing agreements. These licensing arrangements tend to involve a longer sales cycle than other distribution channels, require greater investment of resources in establishing the enterprise relationship and can sometimes result in lower operating margins. The timing of the execution of volume licenses, or their non-renewal or renegotiation by large customers, could cause our results of operations to vary significantly from quarter to quarter and could have a material adverse impact on our results of operations. In addition, if the corporate marketplace grows and becomes a larger component of the overall marketplace, we may not be successful in expanding our corporate segment to take advantage of this growth.

THE RESULTS OF OUR DEVELOPMENT EFFORTS ARE UNCERTAIN.

We believe that we will need to make significant development expenditures to remain competitive. While we perform extensive usability and beta testing of new products, the products we are currently developing or may develop in the future may not be technologically successful. If they are not technologically successful, our resulting products may not achieve market acceptance and our products may not compete effectively with products of our competitors currently in the market or introduced in the future.

THE LENGTH OF THE PRODUCT DEVELOPMENT AND SALES CYCLES ARE DIFFICULT TO PREDICT.

The length of our product development and sales cycles has generally been greater than we originally expected. We are likely to experience delays in future product development or sales. These delays could have a material adverse affect on the amount and timing of future revenue.

WE MUST MANAGE AND STRUCTURE OUR OPERATIONS EFFECTIVELY.

We continually evaluate our product and corporate strategy. We have in the past undertaken and will in the future undertake organizational changes and/or product and marketing strategy modifications. These organizational changes increase the risk that objectives will not be met due to the allocation of valuable limited resources to implement changes. Further, due to the uncertain nature of any of these undertakings, these efforts may not be successful and we may not realize any benefit from these efforts.

WE MUST ATTRACT AND RETAIN PERSONNEL WHILE COMPETITION FOR PERSONNEL IN OUR INDUSTRY IS INTENSE.

We believe that our future success will depend in part on our ability to recruit and retain highly skilled management, sales and marketing and technical personnel. Competition in recruiting personnel in the software industry is intense. To accomplish this, we believe that we must provide personnel with a competitive compensation package, including stock options, which may require ongoing stockholder approval.

OUR SOFTWARE MAY BE SUBJECT TO DEFECTS AND PRODUCT LIABILITY.

Software products frequently contain errors or defects, especially when first introduced or when new versions or enhancements are released. We have not experienced any material adverse effects resulting from any of these defects or errors to date and we test our products prior to release. Nonetheless, defects and errors could be found in current versions of our products, future upgrades to current products or newly developed and released products. Software defects could result in delays in market acceptance or unexpected reprogramming costs, which could materially adversely affect our operating results. Most of our license agreements with customers contain provisions designed to limit our exposure to potential product liability claims. It is possible, however, that these provisions limiting our liability may not be valid as a result of federal, state, local or foreign laws or ordinances or unfavorable judicial decisions. A successful product liability claim could have a material adverse affect on our business, operating results and financial condition.

OUR SOFTWARE PRODUCTS AND WEB SITE MAY BE SUBJECT TO INTENTIONAL DISRUPTION.

While we have not been the target of software viruses or other attacks specifically designed to impede the performance of our products or disrupt our Web site, such viruses or other attacks could be created and deployed against our products or Web site in the future. Similarly, experienced computer programmers, or hackers, may attempt to penetrate our network security or the security of our Web site from time to time. A hacker who penetrates our network or Web site could misappropriate proprietary information or cause interruptions of our services. We might be required to expend significant capital and resources to protect against, or to alleviate, problems caused by virus creators and hackers.

WE RELY ON THIRD PARTY TECHNOLOGIES.

Our software products are designed to run on multiple operating systems and integrate with security products from other vendors. Although we believe that the target operating systems and products are and will be widely utilized by businesses in the corporate market, no assurances can be given that these businesses will actually adopt such technologies as anticipated or will not in the future migrate to other computing technologies that we do not support. Moreover, if our products and technology are not compatible with new developments from these companies, as to which there can be no assurances, our business, results of operations and financial condition could be materially and adversely affected.

WE RELY ON OUTSIDE RESEARCH ORGANIZATIONS.

With respect to security vulnerability research, we have contracted with Security Focus to provide updated vulnerability research data in addition to our own research efforts. Our own research team uses publicly available research to find information on vulnerabilities and their attributes. There can be no assurance that Security Focus or the publicly available sites will continue to operate as a going concern and that the data they provide will be delivered without interruption.

WE FACE AGGRESSIVE COMPETITION IN MANY AREAS OF OUR BUSINESS, AND OUR BUSINESS WILL BE HARMED IF WE FAIL TO COMPETE EFFECTIVELY.

We encounter aggressive competition from numerous competitors in many areas of our business. Many of our current and potential competitors have longer operating histories, greater name recognition and substantially greater financial, technical and marketing resources than we have. We may not be able to compete effectively with these competitors. To remain competitive, we must develop new products and periodically enhance our existing products in a timely manner. We anticipate that we may have to adjust the prices of many of our products to stay competitive. In addition, new competitors may emerge, and entire product lines may be threatened by new technologies or market trends that reduce the value of these product lines. The market in which we compete is influenced by the strategic direction of major computer hardware manufacturers and operating system software providers. Our competitiveness depends on our ability to enhance existing products and to offer successful new products on a timely basis. We have limited resources and must restrict product development efforts to a relatively small number of projects.

OUR QUARTERLY FINANCIAL RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS, WHICH COULD CAUSE OUR STOCK PRICE TO DECREASE.

We have been subject to substantial fluctuations in quarterly net revenue and operating results, and these fluctuations may occur in the future. Fluctuations may be caused by a number of factors, including:

     - the timing and volume of customer orders, customer cancellations, and reductions in orders by our distributors;

     -    the  timing  and  amount  of  our  expenses;

     - the introduction of competitive products by existing or new competitors;

     -    reduced  demand  for  any  given  product;

     - seasonality in the end-of-period buying patterns of foreign and domestic software markets; and

     -    the market's transition between operating systems.

Due to these factors, forecasts may not be achieved, either because expected revenue do not occur or because they occur at lower prices or on terms that are less favorable to us. In addition, these factors increase the chances that our results could diverge from the expectations of investors and analysts. If so, the market price of our stock would likely decrease.

OUR MANAGEMENT TEAM IS NEW AND ITS WORKING RELATIONSHIPS ARE UNTESTED.

We have only recently assembled our management team, as part of the Distribution and changes in our operating structure. Some members of our management team have worked with each other in the past, although we cannot assess at this time the effectiveness of their working relationships and may be required to make changes in the management team to achieve our objectives.

WE RELY ON INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS.

We regard our software as proprietary and underlying technology as proprietary. We seek to protect our proprietary rights through a combination of confidentiality agreements and copyright, patent, trademark and trade secret laws. However, we do not employ technology to prevent copying of our products. Third parties may copy aspects of our products or otherwise obtain and use our proprietary information without authorization or develop similar technology independently.

We do not have any patents or statutory copyrights on any of our proprietary technology that we believe to be material to our future success. Although we have filed a patent application with respect to some of our business applications and intellectual property rights related to our Hercules software, we have been issued no patents and we cannot assure you that any will be issued from our provisional patent application. Our future patents, if any, may be successfully challenged and may not provide us with any competitive advantages. We may not develop proprietary products or technologies that are patentable and other parties may have prior claims.

In selling our products, we rely primarily on shrink wrap licenses that are not signed by licensees, and, therefore, such licenses may be unenforceable under the laws of some jurisdictions. In addition, existing copyright laws afford limited practical protection. Furthermore, the laws of some foreign countries do not offer the same level of protection of our proprietary rights as the laws of the United States.

Patent, trademark and trade secret protection is important to us because developing and marketing new technologies and products is time-consuming and expensive. We do not own any U.S. or foreign patents or registered intellectual property. We may not obtain issued patents or other protection from any future patent applications owned by or licensed to us.

Our competitive position is also dependent upon unpatented trade secrets. Trade secrets are difficult to protect. Our competitors may independently develop proprietary information and techniques that are substantially equivalent to ours or otherwise gain access to our trade secrets, such as through unauthorized or inadvertent disclosure of our trade secrets.

There can be no assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology substantially equivalent or superseding proprietary technology. Furthermore, there can be no assurance that any confidentiality agreements between us and our employees will provide meaningful protection of our proprietary information, in the event of any unauthorized use or disclosure thereof. Any legal action that we may bring to protect proprietary information could be expensive and may distract management from day-to-day operations.

WE ARE INVOLVED IN LITIGATION, AND MAY BECOME INVOLVED IN FUTURE LITIGATION, WHICH MAY RESULT IN SUBSTANTIAL EXPENSE AND MAY DIVERT OUR ATTENTION FROM THE IMPLEMENTATION OF OUR BUSINESS STRATEGY.

We believe that the success of our business depends, in part, on obtaining intellectual property protection for our products, defending our intellectual property once obtained and preserving our trade secrets. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of our proprietary rights. Any litigation could result in substantial expense and diversion of our attention from our business, and may not adequately protect our intellectual property rights.

In addition, we may be sued by third parties which claim that our products infringe the intellectual property rights of others. This risk is exacerbated by the fact that the validity and breadth of claims covered in technology patents involve complex legal and factual questions for which important legal principles are unresolved. Any litigation or claims against us, whether or not valid, could result in substantial costs, place a significant strain on our financial resources, divert management resources and harm our reputation. Such claims could result in awards of substantial damages, which could have a significant adverse impact on our results of operations. In addition, intellectual property litigation or claims could force us to:

     - cease licensing, incorporating or using any of our products that incorporate the challenged intellectual property, which would adversely affect our revenue;
     -
     - obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms, if at all; and

     -
     -    redesign our products, which would be costly and time-consuming.

As part of the Distribution, CT Holdings has assigned to us a legal proceeding in which it is a defendant. From time to time, we may be subject to additional legal claims incidental to our business. We may suffer an unfavorable outcome as a result of one or more claims. We do not expect the final resolution of these claims to have a material adverse effect on our financial position, individually or in the aggregate. However, depending on the amount and timing of unfavorable resolutions of claims against us, or the costs of settlement or litigation, our future results of operations or cash flows could be materially adversely affected.

CT Holdings is a party to some legal proceedings, to which Citadel is not a party. If a court in a lawsuit by an unpaid creditor or representative of creditors, such as a trustee in bankruptcy, were to find that at the time CT Holdings effected the Distribution, CT Holdings or Citadel (1) was insolvent;
(2) was rendered insolvent by reason of the Distribution; (3) was engaged in a business or transaction for which their respective remaining assets constituted unreasonably small capital; or (4) intended to incur, or believed it would incur, debts beyond its ability to pay as such debts matured, such court may be asked to void the Distribution (in whole or in part) as a fraudulent conveyance and require that the stockholders return the Citadel Shares (in whole or in part) to CT Holdings or require Citadel to fund certain liabilities for the benefit of creditors. The measure of insolvency for purposes of the foregoing will vary depending upon the jurisdiction whose law is being applied. Generally, however, CT Holdings or Citadel would be considered insolvent if the fair value of their respective assets were less than the amount of their respective liabilities or if they incurred debt beyond their ability to repay such debt as it matures.

CITADEL MAY INCUR INCREASED EXPENSES IF THE TRANSITION SERVICES AGREEMENT WITH CT HOLDINGS IS TERMINATED

In connection with the Distribution, Citadel has entered into a transition services agreement with CT Holdings. This agreement provides that CT Holdings and Citadel provide each other services in such areas as information management and technology, employee benefits administration, payroll, financial accounting and reporting, claims administration and reporting, and other areas where CT Holdings and Citadel may need transitional assistance and support following the Distribution. The agreement generally extends for one year after the Distribution, but may be terminated earlier under certain circumstances, including a default. If the agreement is terminated, Citadel or CT Holdings may be required to obtain such services from a third party or increase its headcount to provide such services. This could be more expensive than the fees required under the transition services agreement.

SOME PROVISIONS OF CITADEL'S CERTIFICATE OF INCORPORATION, BYLAWS AND THE TAX DISAFFILIATION AGREEMENT MAY DISCOURAGE TAKEOVERS

Citadel's certificate of incorporation and bylaws contain some anti-takeover provisions that may make more difficult or expensive or that may discourage a tender offer, change in control or takeover attempt that is opposed by Citadel's board of directors. In particular, Citadel's certificate of incorporation and bylaws:

(1) classify Citadel's board of directors into three groups, so that stockholders elect only one-third of the board each year;

(2) permit stockholders to remove directors only for cause and only by the affirmative vote of at least 80% of Citadel's voting shares;

(3) permit a special stockholders' meeting to be called only by a majority of the board of directors;

(4) do not permit stockholders to take action except at an annual or special meeting of stockholders;

(5) require stockholders to give Citadel advance notice to nominate candidates for election to Citadel's board of directors or to make stockholder proposals at a stockholders' meeting;

(6) permit Citadel's board of directors to issue, without stockholder approval, preferred stock with such terms as the board may determine;

(7) require the vote of the holders of at least 80% of Citadel's voting shares for stockholder amendments to Citadel's bylaws; and

(8) require, for the approval of a business combination with stockholders owning 5% or more of Citadel's voting shares, the vote of at least 50% of Citadel's voting shares not owned by such stockholder, unless certain fair price requirements are met or the business combination is approved by the continuing directors of Citadel.

These provisions of Citadel's certificate of incorporation and bylaws, and Delaware law could discourage potential acquisition proposals and could delay or prevent a change in control of Citadel, even though a majority of Citadel's stockholders may consider such proposals, if effected, desirable. These provisions could also make it more difficult for third parties to remove and replace the members of Citadel's board of directors. Moreover, these provisions could diminish the opportunities for stockholders to participate in some tender offers, including tender offers at prices above the then-current market value of the Citadel Shares, and may also inhibit increases in the trading price of the Citadel Shares that could result from takeover attempts or speculation.

In connection with the Distribution, Citadel agreed to indemnify CT Holdings for all taxes and liabilities incurred as a result of Citadel's or an affiliate's post-Distribution action or omission contributing to an Internal Revenue Service determination that the Distribution was not tax-free. Unless CT Holdings effectively rebuts the presumption that a change in control transaction involving Citadel or disposition of Citadel occurring within the four-year period beginning two years prior to the Distribution Date is pursuant to the same plan or series of related transactions as the Distribution, the Internal Revenue Service might determine that the Distribution was not tax-free, giving rise to Citadel's indemnification obligation. These provisions of the tax disaffiliation agreement may have the effect of discouraging or preventing an acquisition of Citadel or a disposition of Citadel's businesses, which may in turn depress the market price for the Citadel Shares.

SUBSTANTIAL SALES OF CITADEL SHARES MAY HAVE AN ADVERSE IMPACT ON THE TRADING PRICE OF THE CITADEL SHARES

CT Holdings distributed to CT Holdings' stockholders a total of approximately 14,387,000 Citadel Shares. Under the United States federal securities laws, substantially all of these shares may be resold immediately in the public market, except for (1) Citadel Shares held by affiliates of Citadel or (2) shares which are issued in respect of restricted shares of CT Holdings common stock. Some of the CT Holdings stockholders who receive Citadel Shares may decide that they do not want shares in a company consisting of the security software business, and may sell their Citadel Shares. Citadel cannot predict whether stockholders will resell large numbers of Citadel Shares in the public market following the Distribution or how quickly they may resell these Citadel Shares. In July 2003, we registered an additional 7,397,810 shares on a Form SB-2 and 9,440,604 shares and options on a Form S-8, the sale of which shares may have an adverse effect on the market price of our securities. In addition, we have granted piggybank rights to the holders of 978,000 shares issued in connection with our bridge loan financing in September 2003 and 2,104,217 shares issued upon conversion of the notes issued in the bridge loan. If Citadel stockholders sell large numbers of Citadel Shares over a short period of time, or if investors anticipate large sales if Citadel Shares over a short period of time, this could adversely affect the trading price of the Citadel Shares. The sale of these shares may have an adverse effect on the market price of our securities.

FAILURE TO QUALIFY AS A TAX-FREE TRANSACTION COULD RESULT IN SUBSTANTIAL
LIABILITY

CT Holdings and Citadel intend for the Distribution to be tax-free for U.S. federal income tax purposes. Neither CT Holdings nor Citadel has requested an advance ruling from the Internal Revenue Service, or any opinion of their tax advisors, as to the tax consequences of the Distribution. No assurance can be given that the Internal Revenue Service or the courts will agree that the Distribution is tax-free.

If the Distribution does not qualify for tax-free treatment, a substantial corporate tax would be payable by the consolidated group of which CT Holdings is the common parent measured by the difference between (1) the aggregate fair market value of the Citadel Shares on the Distribution Date and (2) CT Holdings' adjusted tax basis in the Citadel Shares on the Distribution Date. The corporate level tax would be payable by CT Holdings. However, Citadel has agreed under certain circumstances to indemnify CT Holdings for all or a portion of this tax liability. This indemnification obligation, if triggered, could have a material adverse effect on the results of operations and financial position of Citadel. In addition, under the applicable treasury regulations, each member of CT Holdings' consolidated group (including Citadel) is severally liable for such tax liability.

Furthermore, if the Distribution does not qualify as tax-free, each CT Holdings stockholder who receives Citadel Shares in the Distribution would be taxed as if he had received a cash dividend equal to the fair market value of his Citadel Shares on the Distribution Date. Even if the Distribution qualifies as tax-free, CT Holdings could nevertheless incur a substantial corporate tax liability under
Section 355(e) of the Internal Revenue Code of 1986, as amended (the Internal Revenue Code or the Code), if CT Holdings or Citadel were to undergo a change in control (whether by acquisition, additional share issuance or otherwise) pursuant to a plan or series of related transactions which include the Distribution. Any transaction which occurs within the four-year period beginning two years prior to the Distribution is presumed to be part of a plan or series of related transactions which includes the Distribution unless CT Holdings establishes otherwise. Under certain circumstances, Citadel would be obligated to indemnify CT Holdings for all or a portion of this substantial corporate tax liability under the tax disaffiliation agreement. This indemnification obligation would have a material adverse effect on the results of our operations and financial position.

IF WE FAIL TO REMAIN CURRENT ON OUR REPORTING REQUIREMENTS, WE COULD BE REMOVED FROM THE OTC BULLETIN BOARD WHICH WOULD LIMIT THE ABILITY OF BROKER-DEALERS TO SELL OUR SECURITIES AND THE ABILITY OF STOCKHOLDERS TO SELL THEIR SECURITIES IN THE SECONDARY MARKET.

Companies trading on the OTC Bulletin Board, such as us, must be reporting issuers under Section 12 of the Securities Exchange Act of 1934, as amended, and must be current in their reports under Section 13, in order to maintain price quotation privileges on the OTC Bulletin Board. If we fail to remain current on our reporting requirements, we could be removed from the OTC Bulletin Board. As a result, the market liquidity for our securities could be severely adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market.

OUR COMMON STOCK IS SUBJECT TO THE "PENNY STOCK" RULES OF THE SEC AND THE TRADING MARKET IN OUR SECURITIES IS LIMITED, WHICH MAKES TRANSACTIONS IN OUR STOCK CUMBERSOME AND MAY REDUCE THE VALUE OF AN INVESTMENT IN OUR STOCK.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

o that a broker or dealer approve a person's account for transactions in penny stocks; and

o the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

o obtain financial information and investment experience objectives of the person; and

o make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

o sets forth the basis on which the broker or dealer made the suitability determination; and

o that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

ITEM  3.  CONTROLS  AND  PROCEDURES

The Company's management, including the Company's principal executive officer and principal financial officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this Quarterly Report on Form 10-QSB. Based upon that evaluation, the Company's principal executive officer and principal financial officer have concluded that the disclosure controls and procedures were effective as of the end of the period covered by this Quarterly Report on Form 10-QSB.

There were no changes in the Company's internal control over financial reporting that occurred during the Company's last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

PART  II.  OTHER  INFORMATION

ITEM  1.     LEGAL  PROCEEDINGS

In June 2000, Tech Data Corporation filed suit against CT Holdings, alleging a breach of a Software Distribution Agreement (the "Agreement") with CT Holdings. The lawsuit is styled Tech Data Corporation v. Citadel Technology, Inc. (now known as CT Holdings), and was filed in Dallas County Court at Law No. 2. Because CT Holdings was not properly served, Tech Data obtained a default judgment for $101,048. When CT Holdings discovered the default judgment, it filed and won a motion to set aside this judgment. In June 2001, Tech Data properly served CT Holdings. CT Holdings answered and demanded binding arbitration pursuant to the Agreement. The parties filed a Joint Motion to Arbitrate in December 2001. The judge granted this motion, and the matter was referred to binding arbitration in the fourth quarter of 2002. In the first quarter of 2003 Tech Data obtained an arbitration award of approximately $72,000 plus interest at the applicable rate under Florida law from January 3, 2000 until January 10, 2003, together with attorney's fees of $3,500, and interest on those sums at 10% per year from February 10, 2003 until the amounts are paid as a result of the arbitration. Tech Data has filed a motion to revive the abated lawsuit to enforce the arbitration award. Tech Data has filed a motion to appoint a receiver for CT Holdings that is set for November 21, 2003. The parties are in negotiation to settle the claim prior to November 21, 2003 however there can be no assurance that a settlement will be reached. As part of the Distribution, the Company assumed payment responsibility for this lawsuit. The Company has an accrued liability of approximately $101,000 recorded relating to this litigation at September 30, 2003 and December 31, 2002.

Other than the lawsuit described above, we are not party to any material legal proceedings. Various legal claims are pending or may be instituted against CT Holdings. Because Citadel is a separate corporation which did not engage in the activities giving rise to these legal claims, Citadel's management believes the risk that Citadel's assets could be subject to these claims and liabilities (except for those claims and liabilities expressly assumed in the distribution agreement) is remote, although there can be no assurance that Citadel will not become subject to these claims and liabilities.

We may become involved from time to time in litigation on various matters which are routine to the conduct of our business. We believe that none of these actions, individually or in the aggregate, will have a material adverse effect on our financial position or results of operations, though any adverse decision in these cases or the costs of defending or settling such claims could have a material adverse effect on our business.

ITEM  2.  CHANGES  IN  SECURITIES  AND  USE  OF  PROCEEDS

On September 2, 2003 the Company closed a bridge loan financing transaction receiving gross proceeds of approximately $2,120,000 and issued 12% Senior Promissory Notes (the "Notes") to a limited number of accredited investors (the "Noteholders"). The Notes and accrued interest are due the sooner of 90 days after issuance or 10 days after the Company receives at least $2,000,000 in proceeds from the sale of equity. The net proceeds of the bridge loans will be used for general working capital purposes. In addition, the Noteholders received approximately 848,000 restricted shares of common stock of the Company. The note principal and accrued interest may be converted into shares of common stock of the Company (the "converted Shares") at a conversion price of $1.25 per share at the option of the Noteholder at any time prior to maturity. In the event of a default, for each month in default, the Noteholders will receive warrants to purchase one half of one share for every dollar of principal amount loaned, with an exercise price of $0.50 per share. The private placement was exempt pursuant to Rule 506 under the Securities Act because the offering was to a limited number of accredited investors and did not involve any public offering.

The placement agent received a fee of approximately $212,000 plus warrants to purchase 125,000 shares of common stock at $1.25 per shares and have the same rights as the warrants the Noteholders may receive in the event of default. The $212,000 fee plus approximately $50,000 of unpaid fees, unrelated to the Notes, were rolled into a 12% note payable due 90 days after issuance with the same terms and conditions as the Notes. In addition, the Company issued 104,800 shares of common stock to the placement agent having a fair value of approximately $89,250. The note plus accrued interest is convertible into shares of common stock of the Company at a conversion price of $1.25 per share. The Company granted piggyback registration rights to the Noteholders and the Placement Agent in connection with the private placement.

In April 2003, accredited investors who purchased shares of our common stock in our January 2003 private placement were issued 1,637,500 new warrants plus 245,625 new warrants were issued to the placement agent and its assignees (collectively the "New Warrants"). The exercise price of the warrants issued to the investors and the placement agent in the January 2003 private placement (the "Prior Warrants") was reduced to $0.80 per share for a period that ended on May 6, 2003. The private placement was exempt pursuant to Rule 506 under the Securities Act because the offering was to a limited number of accredited investors and did not involve any public offering. The shares underlying the warrants were registered on Form SB-2 (file 333-104777) effective July 2, 2003.

Investors holding Prior Warrants to purchase 1,560,559 shares of Citadel common stock exercised their Prior Warrants, for aggregate gross proceeds of approximately $1,248,000 to Citadel (before legal and accounting fees and a placement agent fee of approximately $100,000). As a result of their exercise of the Prior Warrants, the expiration date of the New Warrants was extended from May 6, 2003 to Aril 1, 2006. New Warrants to purchase 1,560,559 shares of Citadel common stock remained outstanding. The New Warrants have an exercise price of $1.27 per share (the closing market price on April 17, 2003, the date of issuance). The remaining 322,566 New Warrants that were originally issued on April 21, 2003 expired unexercised on May 6, 2003. On May 6, 2003, the period to exercise the Prior Warrants at a reduced price expired, 112,500 unexercised Prior Warrants issued to the Accredited Investors returned to an exercise price of $1.50 per share and 210,066 unexercised Prior Warrants issued to the placement agent returned to an exercise price of $1.18 per share. These Prior Warrants remain outstanding at September 30, 2003. The private placement was exempt pursuant to Rule 506 under the Securities Act because the offering was to a limited number of accredited investors and did not involve any public offering. The shares issued pursuant to the exercise of the Prior Warrants and the shares underlying the New Warrants were registered on Form SB-2 (file 333-104777) effective July 2, 2003.

In addition, the placement agent received warrants to purchase 39,014 shares of Citadel common stock, based on a rate of 2.5% of 1,560,559 of New Warrants that remained outstanding on May 6, 2003. The placement agent's warrants have a per share exercise price of $1.80, the closing price of Citadel common stock on May 6, 2003 and have a five year term. The proceeds of the transaction will be used for general working capital purposes. The private placement was exempt pursuant to Section 4(2) under the Securities Act because the offering was to one accredited investor and did not involve any public offering. The shares underlying these warrants were registered on Form SB-2 (file 333-104777) effective July 2, 2003.

In April 2003, the Company issued 38,000 shares of common stock to Mr. Michael Wachs, a consultant, for services to be performed in 2003. The stock had aggregate value of approximately $44,000. The private placement was exempt pursuant to Section 4(2) under the Securities Act because the offering was to one accredited investor and did not involve any public offering. These shares were registered on Form SB-2 (file 333-104777) effective July 2, 2003.

On Form S-8 (file 333-107090) effective on July 16, 2003, the Company registered 1,500,000 shares authorized under the 2002 Incentive Stock Plan, of which (i) 809,663 shares are issuable pursuant to outstanding options (including 30,000 shares issuable to a consultant) and (ii) 690,337 shares that are not yet subject to currently outstanding options under the Plan; 4,858,333 of the shares related to options granted outside of the Plan to employees and directors; 175,000 shares under options granted to consultants to the Company; 1,350,833 shares issued pursuant to the exercise of stock options by employees, officers, directors and consultants to the Company; 253,000 shares issued for services performed by consultants to the Company and 1,303,438 of the shares related to shares held by Citadel employees, officers, directors, consultants to Citadel and directors of CT Holdings, Inc. (Citadel's former parent company) who received Citadel shares in the spin-off dividend distribution of Citadel shares by CT Holding, Inc. on May 17, 2002.

On July 16, 2003 the Company entered into an 8% promissory note for $200,000 that matures on September 1, 2003 and was personally guaranteed by the Company's Chief Executive Officer. In the event of payment default the note would accrue interest at 18% per annum and at the option of the noteholder, all unpaid principal and interest would become convertible into shares of common stock of the Company at a conversion rate of $1.00 per share. In conjunction with this note, the Company entered into a stock purchase agreement with a principal (and stockholder of the Company) of the entity holding the note payable. Under this agreement the Company issued 50,000 shares of unregistered common stock for $500, or $0.01 per share. The private placement was exempt pursuant to

Section 4(2) under the Securities Act because the offering was to one accredited investor and did not involve any public offering.

On July 17, 2003 the Company entered into a $250,000 8% note payable due September 17, 2003 that was personally guaranteed by the Company's Chief Executive Officer. A principal payment of $50,000 was made in August 2003. In conjunction with this note, the Company issued 50,000 shares of its common stock for $500, or $0.01 per share, to be offset against accrued interest. The Company recorded a note discount of $49,679 representing the difference between the proceeds of $500 and the fair value of the stock. This discount was fully amortized to interest expense in the three and nine months ended September 30, 2003. The maturity date was extended to October 31, 2003 the Company agreed to give the noteholder a right to convert the note plus accrued interest into shares of common stock at a conversion price of $1.25 per share. The private placement was exempt pursuant to Section 4(2) under the Securities Act because the offering was to one accredited investor and did not involve any public offering.

Item  6.     Exhibits  and  Reports  on  Form  8-K

(a)  Exhibits

     31.1 Certification of Chief Executive Officer Pursuant To 18 U.S.C. Section 1350, As Adopted Pursuant To Section 302 Of The Sarbanes-Oxley Act of 2002

     31.2 Certification of Chief Financial Officer Pursuant To 18 U.S.C. Section 1350, As Adopted Pursuant To Section 302 Of The Sarbanes-Oxley Act of 2002

     32 Certification of Chief Executive Officer and Chief Financial Officer Pursuant To 18 U.S.C. Section 1350, As Adopted Pursuant To Section 906 Of The Sarbanes-Oxley Act of 2002


(b) The Company filed the following reports on Form 8-K during the quarter for which this report is filed.

     (i) On August 12, 2003, the registrant filed a Form 8-K under Item 9 to furnish a press release announcing its financial results for the quarter ended June 30, 2003.

     (ii) On September 8, 2003 the registrant filed a Form 8-K under Item 5 announcing that the Company closed a bridge loan financing transaction receiving gross proceeds of approximately $2.1 million and issued 12% Senior Promissory Notes to a limited number of accredited investors.

     (iii) On October 3, 2003, the registrant filed a Form 8-K under Items 9 & 12 regarding an update to forward-looking statements relating to 2003 and the third quarter ended September 30, 2003.

                                   SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                           CITADEL  SECURITY  SOFTWARE  INC.
                           (REGISTRANT)

Date:  November  14,  2003   By:
                            /s/  STEVEN  B.  SOLOMON
                            -----------------------------
                            Steven  B.  Solomon,
                            President  and  Chief  Executive  Officer
                            (Duly Authorized Signatory and Principal Executive Officer)

Date:  November  14,  2003   By:
                            /s/  RICHARD  CONNELLY
                            -----------------------------
                            Richard  Connelly,
                            Chief  Financial  Officer
                            (Duly Authorized Signatory and Principal Accounting and Financial Officer)

EXHIBIT  31.1

I, Steven B. Solomon, Chief Executive Officer of Citadel Security Software Inc., certify that:
     (1) I have reviewed this quarterly report on Form 10-QSB of Citadel Security Software Inc.;
     (2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
     (3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
     (4) The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
          (a) Designed such disclosure controls and procedures,or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
          (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
          (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
     (5) The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
          (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
          (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

          Date     November  14,  2003

           /s/  Steven  B.  Solomon
           ------------------------
           Steven  B.  Solomon
           Chief  Executive  Officer

EXHIBIT  31.2

I, Richard Connelly, Chief Financial Officer of Citadel Security Software Inc., certify that:
     (1) I have reviewed this quarterly report on Form 10-QSB of Citadel Security Software Inc.;
     (2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
     (3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
     (4) The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
          (a) Designed such disclosure controls and procedures,or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
          (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
          (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
     (5) The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
          (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
          (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

            Date  November  14,  2003

            /s/   Richard  Connelly
            -----------------------
             Richard Connelly Chief
                 Financial  Officer

EXHIBIT  32
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,AS ENACTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Citadel Security Software Inc. (the "Company") on Form 10-QSB for the period ending September 30, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Steven B. Solomon, Chief Executive Officer of the Company, and Richard Connelly, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that: (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/  Steven  B.  Solomon
------------------------
Steven  B.  Solomon
Chief  Executive  Officer
November  14,  2003

/s/  Richard  Connelly
----------------------
Richard  Connelly
Chief  Financial  Officer
November  14,  2003

                                 ANNEX B

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 8-K

                                 CURRENT REPORT

                     PURSUANT TO SECTION 13 OR 15(d) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

          DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): November 14, 2003
                         CITADEL SECURITY SOFTWARE INC.

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

DELAWARE                          000-33491                   75-2873882

(STATE OR OTHER            (COMMISSION FILE NUMBER)           (IRS EMPLOYER
JURISDICTION OF                                               IDENTIFICATION
INCORPORATION)                                                NUMBER)

           8750 N. CENTRAL EXPRESSWAY, SUITE 100, DALLAS, TEXAS 75231

              (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (214) 520-9292


ITEM 12.  RESULTS OF OPERATIONS AND FINANCIAL CONDIDITION

On November 13, 2003, the registrant issued a press release announcing its financial results for the quarter ended September 30, 2003. A copy of the press release is attached as exhibit 99.1 hereto and is incorporated by reference herein. This information in the press release is being furnished under item 12

This information shall not be deemed "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934 (the "Exchange Act"), or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such filing.

Exhibit 99.1 Press Release dated November 13, 2003 of the Registrant.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Citadel Security Software Inc.
(Registrant)


By:  /s/  RICHARD CONNELLY
     ---------------------
          Richard Connelly
          Chief Financial Officer

Dated as of November 14, 2003

For Immediate Release
Contact: Steve Solomon
Citadel Security Software, Inc.
(214) 750-2454
SSolomon@citadel.com
--------------------

Ken Sgro
CEOcast, Inc
(212) 732-4300 x224

          Citadel Security Software Reports Third Quarter 2003 Results; Hercules License Fees Double in Third Quarter Over Second Quarter 2003


  Fourth Quarter Debt Conversions and Warrant Exercises Significantly Increase
                                  Cash Position


DALLAS, TX --NOVEMBER 13, 2003--Citadel Security Software Inc. (OTCBB:CDSS), a leader in automated vulnerability remediation (AVR) and policy compliance solutions, today announced financial results for its third quarter ended September 30, 2003. The company reported revenue of $730,000, a 51% increase versus $483,000 for the third quarter of 2002. The increase was a result of higher revenue from Hercules(R), the company's vulnerability remediation product. Revenue for the nine months ended September 30, 2003 was $1,783,000 representing a 73% increase versus the year-earlier period revenue of $1,030,000.

GAAP RESULTS: The net loss for the quarter ended September 30, 2003 was $2,439,000, or $0.11 per share, versus a net loss of $584,000, or $0.04 per share, for the quarter ended September 30, 2002. The net loss for the nine months ended September 30, 2003 was $5,053,000, or $0.24 per share, versus a net loss of $1,652,000, or $0.12 per share, for the nine months ended September 30, 2002.

NON-GAAP RESULTS: The operating loss for the quarter ended September 30, 2003 was $1,234,000, or $0.05 per share versus a loss of $568,000 or $0.04 per share. The operating loss for the nine months ended September 30, 2003 was $3,503,000 or $0.17 per share, versus an operating loss of $1,633,000 or $0.12 per share, for the similar period of 2002. Non-GAAP results exclude interest expense, other non-operating expenses and the provision for income taxes. A reconciliation of Non-GAAP results to GAAP results follows the financial tables.

"We saw Hercules license fees double in the third quarter over the second quarter. The increase came on the growth in Hercules orders from agencies of the US Government, demonstrating the growing need for Hercules as the premium vulnerability management solution in government agencies," said Steve Solomon, Citadel's CEO. "Our focus for Hercules in 2003 was in the government and healthcare market segments and we continue to see strength in these market segments. We are also seeing growing demand from the corporate sector and continued growth in the federal market. Current security requirements as well as the government and corporate mandates, have positioned the Company to achieve record revenue and strong growth as a leader in AVR."

CAPITAL STRUCTURE: Citadel raised $2,570,000 from the issuance of convertible notes plus 978,000 shares of common stock. In addition, in October and November, the Company received $2.5 million in cash proceeds from warrant exercises for
2.0 million shares of common stock. Citadel further improved its balance sheet as a result of the conversion of $2.5 million of notes into 2.1 million restricted shares of common stock.

BUSINESS OUTLOOK: The Company remains highly confident in its 2003 revenue guidance of $7.5 million. At the end of December, the Company expects to have employed up to 80 to 90 full time employees. The Company sees strong growth and record revenue in 2004 and expects to provide 2004 guidance when it announces its fourth quarter results. It expects to hire an additional 50 to 60 employees during 2004 in sales, customer support, and engineering to support projected sales growth and expansion of the Hercules product line. The recent capital transactions and the estimated fourth quarter results of operations will allow the Citadel to enter 2004 with a strong balance sheet with approximately $5 million in cash and no debt.

BUSINESS HIGHLIGHTS:

     -    Hercules license fee revenue doubles over the second quarter of 2003
     -    Record $4.7 million order for Hercules received in October.
     - Citadel and Internet Security Systems, Inc. (Nasdaq: ISSX) announced an alliance to deliver combined scanning and remediation solutions to their customers.
     - Selected by Federal Computer Week as One of the 10 Hot Companies to Watch for 2003
     - New channel partner program was announced, enabling experienced resellers to deliver Hercules automated vulnerability remediation technology to their customer base. Current resellers participating in the program include Hewlett-Packard (NYSE: HPQ), Radical Networks, Intelligent Decisions, Trinity Integrated Networks and OhioOnline.
     - Foundstone and Vigilante vulnerability assessment scanner integration with Hercules released.
     - Hercules(R) will undergo Common Criteria (CC) certification to upgrade its status from Evaluation Assurance Level (EAL) 2 to EAL 3. By achieving this certification, Hercules will be in compliance with the one of the highest government standards worldwide, making it the only vulnerability remediation tool approved under CC EAL 3 for federal agency purchase.

USE OF NON-GAAP FINANCIAL INFORMATION: In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, we report non-GAAP financial results. Non-GAAP operating income and per share amounts exclude interest expense, other non operating expenses and provision for income taxes that appear below operating loss in the statements of operations. Management believes these non-GAAP measures are useful to investors because they provide supplemental information that facilitates comparisons to prior periods. We uses these non-GAAP measures to evaluate our results from operations, for comparisons to budgets and to manage cash expenditures. The method we use to produce non-GAAP results is not computed according to GAAP, is likely to differ from the methods used by other companies and should not be regarded as a replacement for corresponding GAAP measures. Investors are encouraged to review the reconciliation of these non-GAAP financial measures to the comparable GAAP results, which follows the financial tables.


--------------------------------------------------------------------------------

FINANCIAL TABLES:

                         CITADEL SECURITY SOFTWARE INC.
                                 BALANCE SHEETS

                                                              September 30,
                                                                  2003         December 31,
                                                               (Unaudited)         2002
                                                              ------------   -------------
                            ASSETS
                            ------
CURRENT ASSETS
  Cash and cash equivalents                                   $    247,344   $     12,829
  Accounts receivable-trade, less allowance
   of $35,000 and $20,000                                          735,489        166,665
  Notes receivable from employees                                   43,301        201,000
  Debt issuance costs, net of accumulated
   amortization of $111,242                                        222,483             -
  Prepaid expenses and other current assets                         67,355         56,197
                                                              ------------   -------------
  Total current assets                                           1,315,972        436,691

PROPERTY AND EQUIPMENT, net of
  accumulated depreciation of $1,143,245
  and $1,005,503                                                   581,707        432,461

CAPITALIZED SOFTWARE DEVELOPMENT COSTS, net of
  accumulated amortization of $2,941,275
  and $2,671,257                                                 1,654,841        651,554
OTHER ASSETS                                                        17,243         17,243
                                                              ------------   -------------
  TOTAL ASSETS                                                $  3,569,763   $  1,537,949
                                                              ============   =============

                      LIABILITIES AND STOCKHOLDERS' DEFICIT
                      -------------------------------------
CURRENT LIABILITIES
  Accounts payable and accrued expenses                       $  1,714,787   $  1,416,196
  Payroll tax obligations                                          218,239        788,562
  Accrued compensation                                             253,570        265,440
  Deferred revenue                                                 312,056        150,193
  Convertible notes payable to shareholders, net of
   unamortized debt discount of $1,489,644 and $47,083           1,292,356        402,917
  Notes and advances payable to related parties                    157,360        841,541
                                                              ------------   -------------
  Total current liabilities                                      3,948,368      3,864,849

COMMITMENTS AND CONTINGENCIES

PREFERRED STOCK, $.01 par value per share;
  1,000,000 shares authorized; no shares issued
  or outstanding
COMMON STOCK, $.01 par value per share;
  50,000,000 shares authorized; 23,277,050 and
  15,255,577 shares issued and outstanding                         232,770        152,555
ADDITIONAL PAID-IN CAPITAL                                      35,810,458     28,889,332
ACCUMULATED DEFICIT                                            (36,421,833)   (31,368,787)
                                                              ------------   -------------
STOCKHOLDERS' DEFICIT                                             (378,605)    (2,326,900)
                                                              ------------   -------------
  TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                 $  3,569,763   $  1,537,949
                                                              ============   =============

                                    CITADEL SECURITY SOFTWARE INC.
                                  UNAUDITED STATEMENTS OF OPERATIONS


                                                   Three Months Ended          Nine Months Ended
                                                      September 30,              September 30,
                                                   2003          2002          2003          2002
                                              ------------  ------------  ------------  ------------
Revenue
  License fees                                $   619,034   $   442,630   $ 1,492,638   $   955,996
  Customer support and services                   110,900        40,827       290,287        74,188
                                              ------------  ------------  ------------  ------------
  Total revenue                                   729,934       483,457     1,782,925     1,030,184

Costs of revenue
  Software amortization                           133,566        39,470       270,018        73,146
  Customer support and services costs             129,395        81,220       186,505        81,220
  Shipping and other costs                         16,837           162        35,289         3,788
                                              ------------  ------------  ------------  ------------
  Total costs of revenue                          279,798       120,852       491,812       158,154

Operating expenses
  Selling, general and administrative expense   1,574,336       849,168     4,444,441     2,254,545
  Product development expense                      51,390        74,207       211,606       220,308
  Depreciation expense                             58,548         6,749       137,742        30,183
                                              ------------  ------------  ------------  ------------
  Total operating expenses                      1,684,274       930,124     4,793,789     2,505,036
                                              ------------  ------------  ------------  ------------
  Operating loss                               (1,234,138)     (567,519)   (3,502,676)   (1,633,006)

Interest expense                               (1,169,206)      (16,566)   (1,289,870)      (18,566)
Other expense                                     (35,500)            -       (35,500)            -
Write-off of note receivable from
  related party                                         -             -      (225,000)            -
                                              ------------  ------------  ------------  ------------
Loss before income taxes                       (2,438,844)     (584,085)   (5,053,046)   (1,651,572)

Provision for income taxes                              -             -             -             -
                                              ------------  ------------  ------------  ------------
Net loss                                      $(2,438,844)  $  (584,085)  $(5,053,046)  $(1,651,572)
                                              ============  ============  ============  ============

Net loss per share - basic and diluted        $     (0.11)  $     (0.04)  $     (0.24)  $     (0.12)
                                              ============  ============  ============  ============
Weighted average shares outstanding -
    basic and diluted                          22,498,271    14,417,678    20,725,220    13,572,286
                                              ============  ============  ============  ============

Reconciliation of Non-GAAP Statements of Operations to the GAAP Statements of Operations

                                                   Three Months Ended          Nine Months Ended
                                                      September 30,              September 30,
                                                   2003          2002          2003          2002
                                              ------------  ------------  ------------  ------------

Non-GAAP Operating Loss                       $(1,234,138)  $  (567,519)  $(3,502,676)  $(1,633,006)

Interest expense                               (1,169,206)      (16,566)   (1,289,870)      (18,566)
Other expense                                     (35,500)           -        (35,500)            -
Write-off of note receivable
  from related party                                    -             -      (225,000)            -
                                              ------------  ------------  ------------  ------------
Loss before income taxes                       (2,438,844)     (584,085)   (5,053,046)   (1,651,572)
Provision for income taxes                              -             -             -             -
                                              ------------  ------------  ------------  ------------
Net loss                                      $(2,438,844)  $  (584,085)  $(5,053,046)  $(1,651,572)
                                              ============  ============  ============  ============

Net loss per share - basic and diluted        $     (0.11)  $     (0.04)  $     (0.24)  $     (0.12)
                                              ============  ============  ============  ============

Weighted average shares outstanding -
    basic and diluted                          22,498,271    14,417,678    20,725,220    13,572,286
                                              ============  ============  ============  ============

--------------------------------------------------------------------------------

About Citadel
Citadel Security Software, Inc., a leader in automated vulnerability remediation and policy enforcement solutions, helps enterprises effectively neutralize security vulnerabilities. Citadel's patent-pending Hercules(R) technology provides users with full control over the automated remediation process, enabling efficient aggregation, prioritization and resolution of vulnerabilities detected by industry-standard vulnerability assessment tools. Winshield(R) SecurePC(TM) and NetOFF(TM) products enable companies to enforce security policies from a single point of control. Citadel's solutions enable organizations to ensure the confidentiality of information, reduce the time and costs associated with the inefficient manual remediation process, and facilitate compliance with organizational security policies and government mandates such as HIPAA and Gramm-Leach-Bliley legislation. For more information on the Citadel, visit www.citadel.com, or contact the company at (214) 520-9292.

Safe Harbor/Forward-looking Statements:

This press release contains forward looking statements that are subject to risks and uncertainties, including the current economic and geopolitical environment, the current information technology spending trend, the uncertainty of funding of government information technology security projects, a lack of Citadel operating history, uncertainty of product acceptance, uncertainty of ability to compete effectively in a new market and the uncertainty of profitability and cash flow of Citadel. These risks and uncertainties may cause actual outcomes and results to differ materially from expectations in this presentation. These and other risks are detailed in Citadel's quarterly reports on Form 10-QSB to be filed for the quarter ended September 30, 2003 and on Form 10-QSB filed for the quarter ended June 30, 2003 and Citadel's annual report on Form 10-KSB filed for the year ended December 31, 2002.

Editors Note: Editors Note: Citadel is a trademark and Hercules is a registered trademark of Citadel Security Software.